Exhibit 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)
354 Davis Road
Oakville, Ontario, L6J 2X1

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

David Bronicheski
Chief Financial Officer
(905) 465-4512

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Algonquin purchased a 25% equity interest in Atlantica Yield plc (NASDAQ: AY) (“Atlantica”).  The 25% equity interest represents approximately 25 million ordinary shares.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

According to Atlantica’s annual report for the fiscal year ended December 31, 2017 filed with the SEC on March 7, 2018, Atlantica owned or had interests in 22 assets, comprising 1,446 MW of renewable energy generation, 300 MW of efficient natural gas power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. All of Atlantica’s assets have contracted revenues (regulated revenues in the case of Atlantica’s Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 19 years as of December 31, 2017.

2.2	Acquisition Date

The acquisition closed on March 9, 2018.

2.3	Consideration

Pursuant to a sale and purchase agreement dated November 1, 2017 (the “Atlantica Purchase Agreement”) with ACIL Luxco 1, S.A. (the “Seller”), an entity related to Seville-based Abengoa, S.A. (“Abengoa”) and Abengoa as guarantor, as amended January 31, 2018, February 15, 2018 and February 27, 2018, Algonquin purchased a 25% equity interest in Atlantica for a total purchase price of approximately U.S. $608 million, based on a price of U.S. $24.25 per ordinary share of Atlantica, plus a contingent payment of up to U.S. $0.60 per share, payable two years after closing, subject to certain conditions (the “Atlantica Investment”).

In connection with the entering into of the Atlantica Purchase Agreement, Algonquin and Abengoa also entered into an option and right of first refusal agreement (the “Option Agreement”) pursuant to which Algonquin was granted an option and right of first refusal, exercisable until 60 days after the closing of the acquisition, to acquire the remaining ordinary shares in Atlantica held by Abengoa (representing 16,530,843 shares or approximately 16.47% of Atlantica’s issued share capital), upon terms and conditions substantially similar to those set out in the Atlantica Purchase Agreement (the “Atlantica Option”).

On November 1, 2017, concurrently with the announcement of the proposed Atlantica Investment, Algonquin also announced that it had entered into an agreement with a syndicate of underwriters, under which the underwriters agreed to buy, on a bought deal basis, 37,800,000 common shares in the capital of Algonquin (“Common Shares”) at a price of $13.25 per Common Share for gross proceeds of $500 million (the “Offering”). Algonquin granted the Underwriters an over-allotment option to purchase up to an additional 5,670,000 Common Shares (the “Over-Allotment Option”).  On November 10, 2017, Algonquin closed the Offering, including the exercise in full of the Over-Allotment Option for gross proceeds of approximately $576 million. The net proceeds from the Offering were expected to be used, in part, to finance the Atlantica Investment.

At the time of closing, Algonquin obtained the funds for the Atlantica Investment by drawing the full amount of U.S. $600 million under a term credit facility established pursuant to a credit agreement dated December 21, 2017 for a term of one year, with the remainder of approximately U.S. $8 million drawn from certain of Algonquin’s existing credit facilities.

2.4	Effect on Financial Position

The Company does not have any current plans for material changes in its business affairs or the affairs of Atlantica which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report

April 16, 2018.

Item 3	Financial Statements and Other Information

The following financial statements are attached to this report as Schedule “A” and Schedule “B”, respectively, and form part of this report:

(a)
the audited consolidated financial statements of Atlantica as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditors’ report thereon; and

(b)	the unaudited pro forma consolidated financial statements, including the foreword and the notes thereto, as at December 31, 2017 and for the year then ended.

SCHEDULE A

ATLANTICA YIELD PLC
INDEX TO FINANCIAL STATEMENTS

Annual Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm	F-2
Consolidated statements of financial position as of December 31, 2017 and 2016	F-5
Consolidated income statements for the years ended December 31, 2017, 2016 and 2015	F-7
Consolidated financial statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015	F-8
Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015	F-9
Consolidated cash flow statements for the years ended December 31, 2017, 2016 and 2015	F-11
Notes to the annual consolidated financial statements	F-12
Appendix I: Entities included in the Group as subsidiaries as of December 31, 2017 and 2016	F-61
Appendix II: Investments recorded under the equity method as of December 31, 2017	F-63
Appendix III-1 and Appendix III-2: Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2017 and 2016	F-64
Appendix IV: Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2017	F-80
Appendix V (Schedule I): Condensed Financial Statements of Atlantica Yield plc	F-82

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Atlantica Yield plc:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlantica Yield plc and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated income statements, the consolidated financial statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

[Reference to opinion on Company’s internal control over financial report has been redacted.]

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte, S.L.

Madrid, Spain

February 27, 2018

We have served as the Company’s auditor since 2014.

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Consolidated statements of financial position as of December 31, 2017 and 2016

Amounts in thousands of U.S. dollars

		As of December 31,
	Note (1)	2017	2016
Assets
Non-current assets
Contracted concessional assets	6	9,084,270	8,924,272
Investments carried under the equity method	7	55,784	55,009
Other receivables accounts	8	37,012	65,951
Derivative assets	8&9	8,230	3,822
Financial investments	8	45,242	69,773
Deferred tax assets	18	165,136	202,891

Total non-current assets		9,350,432	9,251,945

Current assets
Inventories		17,933	15,384
Trade receivables	11	186,728	151,199
Credits and other receivables	11	57,721	56,422
Clients and other receivables	8&11	244,449	207,621
Financial investments	8	210,138	228,038
Cash and cash equivalents	8&12	669,387	594,811

Total current assets		1,141,907	1,045,854

Total assets		10,492,339	10,297,799

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

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Consolidated statements of financial position as of December 31, 2017 and 2016

Amounts in thousands of U.S. dollars

		As of December 31,
Note (1)		2017	2016
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,163,229	2,268,457
Other reserves		80,968	52,797
Accumulated currency translation differences		(18,147)	(133,150)
Retained earnings	13	(477,214)	(365,410)
Non-controlling interest	13	136,595	126,395

Total equity		1,895,453	1,959,111

Non-current liabilities
Long-term corporate debt	14	574,176	376,340
Borrowings		4,413,172	3,824,871
Notes and bonds		815,745	804,313
Long-term project debt	15	5,228,917	4,629,184
Grants and other liabilities	16	1,636,060	1,612,045
Related parties	10	141,031	101,750
Derivative liabilities	9	329,731	349,266
Deferred tax liabilities	18	186,583	95,037

Total non-current liabilities		8,096,498	7,163,622

Current liabilities
Short-term corporate debt	14	68,907	291,861
Borrowings		215,117	674,058
Notes and bonds		31,174	27,225
Short-term project debt	15	246,291	701,283
Trade payables and other current liabilities	17	155,144	160,505
Income and other tax payables		30,046	21,417

Total current liabilities		500,388	1,175,066

Total equity and liabilities		10,492,339	10,297,799

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

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Consolidated income statements for the years ended December 31, 2017, 2016 and 2015

Amounts in thousands of U.S. dollars

		Note (1)	For the year ended December 31,
			2017	2016	2015
Revenue	4		1,008,381	971,797	790,881
Other operating income	20		80,844	65,538	68,857
Raw materials and consumables used			(16,983)	(26,919)	(23,243)
Employee benefit expenses			(18,854)	(14,736)	(5,848)
Depreciation, amortization, and impairment charges	6		(310,960)	(332,925)	(261,301)
Other operating expenses	20		(284,461)	(260,318)	(224,828)

Operating profit			457,967	402,437	344,518

Financial income	21		1,007	3,298	3,464
Financial expense	21		(463,717)	(408,007)	(333,921)
Net exchange differences			(4,092)	(9,546)	3,852
Other financial income/(expense), net	21		18,434	8,505	(200,153)

Financial expense, net			(448,368)	(405,750)	(526,758)

Share of profit/(loss) of associates carried under the equity method	7		5,351	6,646	7,844

Profit/(loss) before income tax			14,950	3,333	(174,396)

Income tax	18		(119,837)	(1,666)	(23,790)

Profit/(loss) for the year			(104,887)	1,667	(198,186)

Loss/(profit) attributable to non-controlling interests			(6,917)	(6,522)	(10,819)

Profit/(loss) for the year attributable to the Company			(111,804)	(4,855)	(209,005)

Weighted average number of ordinary shares outstanding (thousands)	22		100,217	100,217	92,795

Basic earnings per share (U.S. dollar per share)	22		(1.12)	(0.05)	(2.25)

(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

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Consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015

Amounts in thousands of U.S. dollars

	For the year ended December 31,
	2017	2016	2015
Profit/(loss) for the year	(104,887)	1,667	(198,186)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(28,535)	(37,480)	56
Currency translation differences	121,924	(22,150)	(91,405)
Tax effect	4,426	12,555	1,950

Net income/(expenses) recognized directly in equity	97,815	(47,075)	(89,399)

Cash flow hedges	70,953	72,774	55,841
Tax effect	(17,738)	(18,194)	(13,960)

Transfers to income statement	53,215	54,580	41,881

Other comprehensive income/(loss)	151,030	7,505	(47,518)

Total comprehensive income/(loss) for the year	46,143	9,172	(245,704)

Total comprehensive (income)/loss attributable to non-controlling interest	(14,773)	(9,629)	(3,550)

Total comprehensive income/(loss) attributable to the Company	31,370	(457)	(249,254)

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Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

Amounts in thousands of U.S. dollars
	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2015	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Profit/(loss) for the year after taxes	-	-	-	(209,005)	-	(209,005)	10,819	(198,186)
Change in fair value of cash flow hedges	-	-	51,215	-	-	51,215	4,682	55,897
Currency translation differences	-	-	-	-	(80,619)	(80,619)	(10,786)	(91,405)
Tax effect	-	-	(10,845)	-	-	(10,845)	(1,165)	(12,010)
Other comprehensive income	-	-	40,370	-	(80,619)	(40,249)	(7,269)	(47,518)

Total comprehensive income	-	-	40,370	(209,005)	(80,619)	(249,254)	3,550	(245,704)

Asset acquisition under the Rofo	-	-	-	(145,488)	-	(145,488)	57,627	(87,861)

Dividend distribution	-	(137,995)	-	-	-	(137,995)	(8,307)	(146,302)

Capital Increase	2,022	661,715	-	-	-	663,737	-	663,737

Balance as of December 31, 2015	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Balance as of January 1, 2016	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Profit/(loss) for the year after taxes	-	-	-	(4,855)	-	(4,855)	6,522	1,667
Change in fair value of cash flow hedges	-	-	32,944	-	-	32,944	2,350	35,294
Currency translation differences	-	-	-	-	(23,568)	(23,568)	1,418	(22,150)
Tax effect	-	-	(4,978)	-	-	(4,978)	(661)	(5,639)
Other comprehensive income	-	-	27,966	-	(23,568)	4,398	3,107	7,505

Total comprehensive income	-	-	27,966	(4,855)	(23,568)	(457)	9,629	9,172

Acquisition of non-controlling interest in Solacor 1&2 (a)	-	-	-	(4,031)	-	(4,031)	(15,894)	(19,925)
Asset acquisition (Seville PV) (a)	-		-	-	-		713	713

Dividend Distribution	-	(45,398)	-	-	-	(45,398)	(8,952)	(54,350)

Balance as of December 31, 2016	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

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	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the year after taxes	-	-	-	(111,804)	-	(111,804)	6,917	(104,887)
Change in fair value of cash flow hedges	-	-	41,242	-	-	41,242	1,176	42,418
Currency translation differences	-	-	-	-	115,003	115,003	6,921	121,924
Tax effect	-	-	(13,071)	-	-	(13,071)	(241)	(13,312)
Other comprehensive income	-	-	28,171	-	115,003	143,174	7,856	151,030

Total comprehensive income	-	-	28,171	(111,804)	115,003	31,370	14,773	46,143

Dividend distribution	-	(105,228)	-	-	-	(105,228)	(4,573)	(109,801)

Balance as of December 31, 2017	10,022	2,163,229	80,968	(477,214)	(18,147)	1,758,858	136,595	1,895,453

(a)	See Note 5 for further details.

Notes 1 to 23 are an integral part of the consolidated financial statements

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Consolidated cash flow statements for the years ended December 31, 2017, 2016 and 2015

Amounts in thousands of U.S. dollars

		For the year ended
	Note (1)	2017	2016	2015
I. Profit/(loss) for the year		$(104,887)	$1,667	$(198,186)
Non-monetary adjustments
Depreciation, amortization and impairment charges	6	310,960	332,925	261,301
Financial (income)/expenses		443,517	397,966	553,300
Fair value (gains)/losses on derivative financial instruments		759	(1,761)	(4,292)
Shares of (profits)/losses from associates		(5,351)	(6,646)	(7,844)
Income tax	18	119,837	1,666	23,790
Changes in consolidation and other non-monetary items		(20,882)	(59,375)	(91,410)

II. Profit for the year adjusted by non monetary items		$743,953	$666,442	$536,659

Variations in working capital
Inventories		(2,548)	(729)	(1,198)
Clients and other receivables		(23,799)	(15,001)	14,845
Trade payables and other current liabilities		22,474	11,422	9,994
Financial investments and other current assets/liabilities		(4,924)	6,341	49,420

III. Variations in working capital		$(8,797)	$2,033	$73,061

Income tax received/(paid)		(4,779)	(1,953)	522
Interest received		4,139	3,342	1,600
Interest paid		(348,893)	(335,446)	(312,357)

A. Net cash provided by/(used in) operating activities		$385,623	$334,418	$299,485

Investments in entities under the equity method		3,003	4,984	4,417
Investments in contracted concessional assets*		30,058	(5,952)	(106,007)
Other non-current assets/liabilities		8,183	(3,637)	5,714
(Acquisitions)/Sales of subsidiaries and other financial instruments		30,124	(21,754)	(833,974)

B. Net cash used in investing activities		$71,368	$(26,359)	$(929,850)

Proceeds from Project & Corporate debt	14&15	296,398	11,113	459,366
Repayment of Project & Corporate debt	14&15	(613,242)	(182,636)	(175,389)
Dividends paid to Company´s shareholders		(99,483)	(35,509)	(137,166)
Proceeds from capital increase		—	—	664,120
Purchase of shares to non-controlling interests		—	(19,071)	—

C. Net cash provided by/(used in) financing activities		$(416,327)	$(226,103)	$810,931

Net increase/(decrease) in cash and cash equivalents		$40,664	$81,956	$180,566

Cash, cash equivalents and bank overdrafts at beginning of the year	12	594,811	514,712	354,154
Translation differences cash or cash equivalent		33,912	(1,857)	(20,008)
Cash and cash equivalents at the end of the year	12	$669,387	$594,811	$514,712

*	Includes proceeds for $42.5 million and investments for $12.4 million (see Note 6).
(1)	Notes 1 to 23 are an integral part of the consolidated financial statements

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The Appendices are an integral part of the notes to the consolidated financial statements

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Note 1.- Nature of the business

Atlantica Yield plc (“Atlantica Yield” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica Yield is a total return company that owns, manages and acquires renewable energy, efficient natural gas (previously denominated “conventional power”) , electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa S.A. (“Abengoa”), which, based on the most recent public information, currently owns a 41.47 % stake in Atlantica Yield. Abengoa does not consolidate the Company in its consolidated financial statements.

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of the initial public offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica Yield for liquidity purposes.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 12, 2014. The symbol changed to “AY” on November 11, 2017.

During 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from the JGC Corporation (“JGC”), which reduced the JGC´s ownership in Solacor 1/2 to 13%, and of an 80% stake in Fotovoltaica Solar Sevilla, S.A. (“Seville PV”) from Abengoa, a 1 MW solar photovoltaic plant in Spain.

On February 28, 2017, the Company closed the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S. from Abengoa. The asset will receive a Federal Energy Regulatory Commission (“FERC”) regulated rate of return, and is currently under development, with Commercial Operation Date (“COD”) expected in 2020.

On July 20, 2017, the Company reached an agreement to acquire, subject to approvals from the relevant authorities in Peru, a 4 MW hydroelectric power plant in Peru for approximately $9 million.

The following table provides an overview of the concessional assets the Company owned as of December 31, 2017 (excluding the 12.5% interest in the transmission line in the U.S. acquired in February 2017):

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Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD*	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/A-	4Q 2013	26

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	A-/A3/A-	4Q 2014	22

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/A-	3Q 2012 & 2Q 2012	20&19

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/A-	1Q 2012 & 1Q 2012	19

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/A-	1Q 2007 & 2Q 2009	14&16

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/A-	3Q 2011& 4Q 2011	19

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/A-	3Q 2012& 3Q 2012	20

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/A-	2Q 2010 & 2Q 2010& 3Q 2010	17&17&18

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/A-	3Q 2013	21

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB/Baa3/BB+(10)	1Q 2015	17

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	16

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	17

ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB+/A3/ BBB+	2Q 2013	15

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	23

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	26

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	15

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	17

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	17

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	20

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	16

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	20

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	BBB+/Baa2/A-	3Q 2006	18

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(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive between 54.06% and 61.20% of both dividends and taxable loss generated, additional amounts until the date Liberty reaches a certain rate of return or the “Flip Date”, and 22.60% of both dividends and taxable loss generated thereafter.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Valoriza Agua, S.L. owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Valoriza Agua, S.L. owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2017.
* Commercial Operation Date (“COD”).

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On November 27, 2015 Abengoa, reported that, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement.

On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. On March 31, 2017 Abengoa announced the completion of the restructuring. As a result, Atlantica Yield received Abengoa debt and equity instruments in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH. In addition, the Company invested in Abengoa´s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) in order to convert the junior status of the Abengoa debt received into senior debt (see Note 8).

The financing arrangement of Kaxu contained as of December 31, 2016 cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangement. In March 2017, the Company signed a waiver which gives clearance to cross-default that might have arisen from Abengoa insolvency and restructuring up to that date, but does not extend to potential future cross-default events.

The financing arrangement of Cadonal also contained cross-default provisions with Abengoa and a waiver was obtained in 2016, subject to certain conditions. These conditions were met in October 2017.

In addition, as of December 31, 2016 the financing arrangements of Kaxu, ACT, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own at least 35% of Atlantica Yield’s shares (30% in the case of Solana and Mojave). Based on the most recent public information, Abengoa currently owns 41.47% of Atlantica Yield shares and 41.44% of the outstanding shares have been pledged as guarantee of the New Money 1 Tradable Notes and loans. On November 1, 2017 Abengoa announced it has reached an agreement with Algonquin Power & Utilities Corp. (“Algonquin”) to sell a 25% stake in Atlantica Yield subject to conditions precedent. Additionally, Abengoa has communicated that it intends to sell its remaining 16.5% stake over the upcoming months in a private transaction subject to approval by the U.S. Department of Energy (the “DOE”). Algonquin has an option to purchase this remaining stake until March 2018, according to public information. If Abengoa ceases to comply with its obligation to maintain its 30% ownership of Atlantica Yield ‘s shares, such reduced ownership would put the Company in breach of covenants under the applicable project financing arrangements.

In the case of Solana and Mojave, a forbearance agreement signed with the DOE in 2016 with respect to these assets allows reductions of Abengoa’s ownership of the shares of the Company if it results from (i) a sale or other disposition at any time pursuant and in connection with a subsequent insolvency proceeding by Abengoa, or (ii) capital increases by the Company. In other events of reduction of ownership by Abengoa below the minimum ownership threshold such as sales of stake in Atlantica Yield by Abengoa, the available DOE remedies will not include debt acceleration, but DOE remedies available could include limitations on distributions to the Company from Solana and Mojave. In addition, the minimum ownership threshold for Abengoa’s ownership of the shares of the Company has been reduced from 35% to 30%. In November 2017, in the context of the agreement reached between Abengoa and Algonquin for the acquisition by Algonquin of 25% of the shares of the Company and based on the obligations of Abengoa under the EPC contract the Company signed a consent with the DOE which reduces this minimum ownership required by Abengoa in Atlantica Yield to 16%, subject to certain conditions precedent most of which are beyond the control of Atlantica Yield (see Note 10).

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In the case of Kaxu, in March 2017 the Company signed a waiver, which allows reduction of ownership by Abengoa below the 35% threshold if it is done in the context of the restructuring plan. Additionally, the Company obtained in October 2017 the waiver for ACT

Additionally, on February 10, 2017, the Company issued senior secured notes (the “Note Issuance Facility”) with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $330 million as of December 31, 2017). The proceeds of the Note Issuance Facility were used to fully repay Tranche B under the Company´s Credit Facility, which was then canceled (see Note 14).

These consolidated financial statements were approved by the Board of Directors of the Company on February 27, 2018.

Note 2.- Significant accounting policies

2.1 Basis of preparation

These consolidated financial statements are presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, efficient natural gas, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has no control over the Company since December 31, 2015. Therefore, any acquisition from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combination.

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2017 under IFRS-IASB, applied by the Company in the preparation of these consolidated financial statements:

•	IAS 7 (Amendment) ‘Disclosure Initiative’. Requirements for additional disclosures in order to provide users with improved financial information.

•	IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealized Losses’. Clarification of recognition of deferred tax assets for unrealized losses.

•	Annual Improvements to IFRSs 2014-2016 cycles. Amendments to IFRS 12.

The applications of these amendments have not had any material impact on these consolidated financial statements except for the reconciliation of liabilities arising from financial activities that has been included in Note 14 and 15.

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b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2018:

•	IFRS 9 ‘Financial Instruments’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•	IFRS 15 ‘Revenues from Contracts with Customers’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ‘Revenues from Contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 40 (Amendment). Transfers of Investment Property. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IAS 19 (Amendment). Amendments to IAS 19: Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
Annual Improvements to IFRSs 2014-2016 cycles. Other minor amendments and modifications different from the aforementioned on IFRS 12. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	Annual Improvements to IFRSs 2015-2017 cycles. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 23 Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.

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•
IFRS 10 and IAS 28. Parent disposes of (or contributes) its controlling interest in a subsidiary to an existing associate or joint venture. Effective date beginning on or after a date to be determined by the IASB.

The application of these accounting standards is not expected to have a material impact on the consolidated financial statements of the Company.

The analysis performed by the Company, relating to the impact of the new relevant accounting standards is as follows:

IFRS 15 ‘Revenues from contracts with Customers’

In May 2014, the IASB (International Accounting Standards Board) published IFRS 15 “Recognition of Revenue from Contracts with Customers”. This Standard brings together all the applicable requirements and replaces the current standards for recognizing revenue: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Program, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The new requirements may lead to changes in the current revenue profile, since the Standard’s main principle is that the Company must recognize its revenue in accordance with the transfer of goods or services to the customers in an amount which reflects the consideration that the Company expects to receive in exchange for these goods or services. The model laid out by the Standard is structured in five steps:

•	Step 1: Identifying the contract with the customer.

•	Step 2: Identifying the performance obligations.

•	Step 3: Determining the transaction price.

•	Step 4: Assigning the transaction price in the performance obligations identified in the contract.

•	Step 5: Recognition of revenue when (or as) the Company performs the performance obligations.

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), except for Palmucho, which is recorded in accordance with IAS 17 and PS10, PS20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water plants.

Currently, assets recorded in accordance with IFRIC 12 are classified as intangible assets or as financial assets, depending on the nature of the payment entitlements established in the contracts.

According to IFRS 15, the Company should assess the goods and services promised in the contracts with the customers and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services).

In the case of contracts related to financial assets, the Company has identified two performance obligations (construction and operation of the asset). The contracts state that each service (construction and operation) has its own transaction price. For this reason, both performance obligations are separately identifiable in the context of the contract. The Company must allocate the total consideration to be received by the contract to each performance obligation. As mentioned above, the different services performed have been identified as two different performance obligations (construction and operation). Each performance obligation has its own transaction price stated in the contract. Such transaction prices are agreed in the contract by the parties in an orderly transaction, with no interrelation between both transaction prices and therefore correspond to the fair value of the goods and services provided in each case. As a result, for IFRS 15 purposes, the total transaction price will be allocated to each performance obligation in accordance with the two transaction prices stated within the contract, as they represent the respective fair values of the identified performance obligations.

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For the assets classified as intangible assets, the Company has identified the same performance obligations, (construction and operation), but in this case the consideration received by the Company for the construction services is a license. The grantor makes a non-cash payment for the construction services by giving the operator an intangible asset. When allocating fair value for IFRS 15 purposes, the Company will recognize as revenue for the first performance obligation the fair value of the construction services, and the amount corresponding to the sales of energy as the fair value of second performance obligation (operation).

Additionally, in both cases, the services are satisfied over time. Therefore, the Company satisfies the performance obligations and recognizes revenue over time. The same conclusion applies to concessional assets that are classified as tangible assets or leases.

IFRS 15 also incorporates specific criteria to determine which costs relating to a contract should be capitalized by distinguishing between incremental costs of obtaining a contract and costs associated with fulfilling a contract. No significant costs of obtaining a contract or compliance (other than those that are already capitalized) have been identified.

As the current practice for revenue recognition is consistent with the analysis above under IFRS 15, the Company considers that the adoption of this standard will not have impact in the consolidated financial statements of the Company.

Also, the Company has the intention to adopt IFRS 15 applying the full retrospective method to each prior reporting period presented, but without changes in the comparative reporting periods as the adoption of the standard has no effect in the financial statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments issued on 24 July 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Company will be adopting the standard as of January 1, 2018, including the new requirements for hedge accounting (which application is voluntary for 2018). The Company will be adopting retrospectively without re-expressing comparative periods. The analysis performed by the Company is as follows:

•	Classification and measurement of financial instruments:

a)
Financial assets IFRS 9 classifies all financial assets that are currently in the scope of IAS 39 into two categories:  amortized cost and fair value. Where assets are measured at fair value, gains and losses are either recognized entirely in profit or loss (fair value through profit or loss, “FVTPL”), or recognized in other comprehensive income (fair value through other comprehensive income, “FVTOCI”). The new guidance has no significant impact on the classification and measurement of the financial assets of the Company as the vast majority of financial assets (except for derivatives) are currently measured at amortized cost, and meet the conditions for classification at amortized cost under IFRS9. The Company has the intention of maintaining this classification.

b)
Financial liabilities: IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. As a result, the Company concluded that there will be no significant impact on the consolidated financial statements.

•
The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. The Company reviewed its portfolio of financial assets subject to the new model of impairment under the new methodology (using credit default swaps, rating from credit agencies and other external inputs in order to estimate the probability of default), and concluded that initial impact on the consolidated financial statements is not significant.

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•
The accounting for certain modifications and exchanges of financial liabilities measured at amortized cost (e.g. bank loans and issued bonds) will change on the transition from IAS 39 to IFRS 9. This change arises from a clarification by the IASB in the Basis for Conclusions of IFRS 9. Under IFRS 9 it is now clear that there can be an effect in the income statement for modification and exchanges of financial liabilities that are considered “non-substantial” (when the net present value of the cash flows, including any fees paid net of any fees received, is lower than 10% different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate). The Company reviewed retrospectively these transactions and concluded that the impact is not significant.

•
IFRS 9 also introduces changes in hedge accounting. The hedge accounting requirements in IFRS 9 are optional and tend to facilitate the use of hedge accounting by preparers of financial statements. As a result, the Company reviewed its portfolio of derivatives and concluded that there will not be significant impact on its consolidated financial statements as a result of applying IFRS 9.

•	The new standard will require some new disclosures, in particular regarding hedge accounting, credit risk and ECLs that will be presented in future periods.

IFRS 16 ‘Leases’

The IASB issued a new lease accounting standard, IFRS 16, in January 2016, which will require the recognition of lease contracts on the consolidated statement of financial position.

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use of assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments.

In the income statement, IFRS 16 replaces the straight-line operating lease expense for those leases applying IAS 17, with a depreciation charge for the lease asset (included within operating expenses) and an interest expense on the lease liability (included within finance expenses). IFRS 16 will also have an effect on the presentation of cash flows related to former off-balance sheet leases.

The Company performed its assessment of the impact on its consolidated financial statements. The most significant impact identified is that the Company will recognize new assets and liabilities for its existing operating leases of land rights, buildings, offices and equipment.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Company decided to early adopt the standard as of January 1, 2018.

An entity shall apply this standard using one of the following two methods: full retrospectively approach or a modified retrospective approach. The Company has chosen the latter and will account for assets as an amount equal to liability at the date of initial application. The Company estimates the impact on the consolidated statement of financial position as of January 1, 2018, is not significant (less than 1% of total assets).

2.2. Principles to include and record companies in the consolidated financial statements

Companies included in these consolidated financial statements are accounted for as subsidiaries as long as Atlantica Yield has had control over them and are accounted for as investments under the equity method as long as Atlantica Yield has had significant influence over them, in the periods presented.

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a)	Controlled entities

Control is achieved when the Company:

·	Has power over the investee;

·	Is exposed, or has rights, to variable returns from its involvement with the investee; and

·	Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The Company uses the acquisition method to account for business combinations of companies controlled by a third party. According to this method, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any contingent consideration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. The Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets on an acquisition by acquisition basis.

Acquisitions of businesses from Abengoa were until December 31, 2015, not considered business combinations, as Atlantica Yield was a subsidiary controlled by Abengoa. The assets acquired constituted an acquisition under common control by Abengoa and accordingly, were recorded using Abengoa’s historical basis in the assets and liabilities of the Predecessor. Abengoa has no control over the Company since December 31, 2015. Therefore, any purchase from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combination.

All assets and liabilities between entities of the group, equity, income, expenses, and cash flows relating to transactions between entities of the group are eliminated in full.

b)	Investments accounted for under the equity method

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company share of the profit or loss and other comprehensive income of the associate.

Controlled entities and associates included in these financial statements as of December 31, 2017 and 2016 are set out in appendices.

2.3. Contracted concessional assets and price purchase agreements

Contracted concessional assets and price purchase agreements (PPAs) include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17 and PS10, PS20 and Seville PV, which are recorded as tangible assets in accordance with IAS 16. The infrastructures accounted for by the Company as concessions are related to the activities concerning electric transmission lines, solar electricity generation plants, cogeneration plants, wind farms and water plants. The useful life of these assets is approximately the same as the length of the concession arrangement. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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The application of IFRIC 12 requires extensive judgment in relation with, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

Under the terms of contractual arrangements within the scope of this interpretation, the operator shall recognize and measure revenue in accordance with IAS 11 and 18 for the services it performs. If the operator performs more than one service (i.e. construction or upgrade services and operation services) under a single contract or arrangement, consideration received or receivable shall be allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

a)	Intangible asset

The Company recognizes an intangible asset to the extent that it receives a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of the infrastructure which coincides with the concession period.

Once the infrastructure is in operation, the treatment of income and expenses is as follows:

·	Revenues from the updated annual revenue for the contracted concession, as well as operations and maintenance services are recognized in each period according to IAS 18 “Revenue”.

·	Operating and maintenance costs and general overheads and administrative costs are recorded in accordance with the nature of the cost incurred (amount due) in each period.

·	Financing costs are expensed as incurred.

b)	Financial asset

The Company recognizes a financial asset when demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset. This asset is recognized at the fair value of the construction services provided, considering upgrade services in accordance with IAS 11, if any.

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

Financing costs are expensed as incurred.

c)	Property, plant and equipment

Property, plant and equipment includes property, plant and equipment of companies or project companies. Property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses.

Once the infrastructure is in operation, the treatment of income and expenses is the same as the one described above for intangible asset.

2.4. Borrowing costs

Interest costs incurred in the construction of any qualifying asset are capitalized over the period required to complete and prepare the asset for its intended use. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its internal use or sale, which is considered to be more than one year. Remaining borrowing costs are expensed in the period in which they are incurred.

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2.5 Asset impairment

Atlantica Yield reviews its contracted concessional assets to identify any indicators of impairment at least annually.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, the Company calculates the recoverable amount of the Cash Generating Unit (‘CGU’) to which the asset belongs.

When the carrying amount of the CGU to which these assets belong is higher than its recoverable amount, the assets are impaired.

Assumptions used to calculate value in use include a discount rate, growth rate and projections considering real data based in the contracts terms and projected changes in both selling prices and costs. The discount rate is estimated by Management, to reflect both changes in the value of money over time and the risks associated with the specific CGU.

For contracted concessional assets, with a defined useful life and with a specific financial structure, cash flow projections until the end of the project are considered and no terminal value is assumed.

Contracted concessional assets have a contractual structure that permits the Company to estimate quite accurately the costs of the project (both in the construction and in the operations periods) and revenue during the life of the project.

Projections take into account real data based on the contract terms and fundamental assumptions based on specific reports prepared by experts, assumptions on demand and assumptions on production. Additionally, assumptions on macro-economic conditions are taken into account, such as inflation rates, future interest rates, etc. and sensitivity analyses are performed over all major assumptions which can have a significant impact in the value of the asset.

Cash flow projections of CGUs are calculated in the functional currency of those CGUs and are discounted using rates that take into consideration the risk corresponding to each specific country and currency.

Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is performed.

In any case, sensitivity analyses are performed, especially in relation with the discount rate used and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the possible recovery of recognized assets.

Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for CGUs with the operating segment to which it pertains:

Operating segment	Discount rate	Growth rate
EMEA	4% - 6%	0%
North America	4% - 6%	0%
South America	5% - 7%	0%

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the income statement under the item “Depreciation, amortization and impairment charges”.

Pursuant to IAS 36, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

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2.6 Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

In accordance with IFRIC 12, certain assets under concessions qualify as financial assets and are recorded as is described in Note 2.3.

Pursuant to IAS 36, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under other financial income within financial income.

2.7. Derivative financial instruments and hedging activities

Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS-IASB.

When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives and the type of tests performed.

Atlantica Yield applies cash flow hedging. Under this method, the effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the consolidated income statement as it occurs.

When interest rate options are designated as hedging instruments, the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded as financial income or expense, together with any ineffectiveness.

When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the income statement. However, if it becomes unlikely that the forecast transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the income statement.

2.8. Fair value estimates

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

·	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

·
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

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·	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

In the event that prices cannot be observed, the management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. Differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the income statement.

Atlantica Yield derivatives correspond primarily to the interest rate swaps designated as cash flow hedges, which are classified as Level 2:

Description of the valuation method

Interest rate swap valuations are made by valuing the swap part of the contract and valuing the credit risk. The methodology used by the market and applied by Atlantica Yield to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract.

The effect of the credit risk on the valuation of the interest rate swaps depends on the future settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the Company, its own credit risk will be applied to the final settlement.

Classic models for valuing interest rate swaps use deterministic valuation of the future of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is proposed for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent’s exposure, on each payment date, as the value of entering into the ‘tail’ of the swap, i.e. the live part of the swap.

Variables (Inputs)

Interest rate derivative valuation models use the corresponding interest rate curves for the relevant currency and underlying reference in order to estimate the future cash flows and to discount them. Market prices for deposits, futures contracts and interest rate swaps are used to construct these curves. Interest rate options (caps and floors) also use the volatility of the reference interest rate curve.

To estimate the credit risk of the counterparty, the credit default swap (CDS) spreads curve is obtained in the market for important individual issuers. For less liquid issuers, the spreads curve is estimated using comparable CDSs or based on the country curve. To estimate proprietary credit risk, prices of debt issues in the market and CDSs for the sector and geographic location are used.

The fair value of the financial instruments that results from the aforementioned internal models takes into account, among other factors, the terms and conditions of the contracts and observable market data, such as interest rates, credit risk and volatility. The valuation models do not include significant levels of subjectivity, since these methodologies can be adjusted and calibrated, as appropriate, using the internal calculation of fair value and subsequently compared to the corresponding actively traded price. However, valuation adjustments may be necessary when the listed market prices are not available for comparison purposes.

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2.9. Clients and other receivables

Clients and other receivables are amounts due from customers for sales in the normal course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful accounts. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant.

An allowance for doubtful accounts is recorded when there is objective evidence that the Company will not be able to recover all amounts due as per the original terms of the receivables.

2.10. Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

2.11. Grants

Grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately complied with.

Grants are recorded as liabilities in the consolidated statement of financial position and are recognized in “Other operating income” in the consolidated income statement based on the period necessary to match them with the costs they intend to compensate.

In addition, as described in Note 2.12 below, grants correspond also to loans with interest rates below market rates, for the initial difference between the fair value of the loan and the proceeds received.

2.12. Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the consolidated income statement over the duration of the borrowing using the effective interest rate method.

Loans with interest rates below market rates are initially recognized at fair value in liabilities and the difference between proceeds received from the loan and its fair value is initially recorded within “Grants and Other liabilities” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” in the consolidated income statement when the costs financed with the loan are expensed.

2.13. Bonds and notes

The Company initially recognizes ordinary notes at fair value, net of issuance costs incurred. Subsequently, notes are measured at amortized cost until settlement upon maturity. Any other difference between the proceeds obtained (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the term of the debt using the effective interest rate method.

2.14. Income taxes

Current income tax expense is calculated on the basis of the tax laws in force as of the date of the consolidated statement of financial position in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated in accordance with the liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. Deferred income tax is determined using tax rates and regulations which are expected to apply at the time when the deferred tax is realized.

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Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets.

2.15. Trade payables and other liabilities

Trade payables are obligations arising from purchases of goods and services in the ordinary course of business and are recognized initially at fair value and are subsequently measured at their amortized cost using the effective interest method. Other liabilities are obligations not arising in the normal course of business and which are not treated as financing transactions. Advances received from customers are recognized as “Trade payables and other current liabilities”.

2.16. Foreign currency transactions

The consolidated financial statements are presented in U.S. dollars, which is Atlantica Yield functional and reporting currency. Financial statements of each subsidiary within the Company are measured in the currency of the principal economic environment in which the subsidiary operates, which is the subsidiary’s functional currency.

Transactions denominated in a currency different from the subsidiary’s functional currency are translated into the subsidiary’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the consolidated income statement, unless they are deferred in equity, as occurs with cash flow hedges and net investment in foreign operations hedges.

Assets and liabilities of subsidiaries with a functional currency different from the Company’s reporting currency are translated to U.S. dollars at the exchange rate in force at the closing date of the financial statements. Income and expenses are translated into U.S. dollars using the average annual exchange rate, which does not differ significantly from using the exchange rates of the dates of each transaction. The difference between equity translated at the historical exchange rate and the net financial position that results from translating the assets and liabilities at the closing rate is recorded in equity under the heading “Accumulated currency translation differences”.

Results of companies carried under the equity method are translated at the average annual exchange rate.

2.17. Equity

The Company has recyclable balances in its equity, corresponding mainly to hedge reserves and translation differences arising from currency conversion in the preparation of these consolidated financial statements. These balances have been presented separately in Equity.

Non-controlling interest represents interest from other partners in entities included in these consolidated financial statements which are not fully owned by Atlantica Yield as of the dates presented.

Parent company reserves together with the Share capital represent the Parent’s net investment in the entities included in these consolidated financial statements.

2.18. Provisions and contingencies

Provisions are recognized when:

·	there is a present obligation, either legal or constructive, as a result of past events;

·	it is more likely than not that there will be a future outflow of resources to settle the obligation; and

·	the amount has been reliably estimated.

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Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. The balance of Provisions disclosed in the Notes reflects management’s best estimate of the potential exposure as of the date of preparation of the consolidated financial statements.

Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the consolidated statements of financial position unless they have been acquired in a business combination.

Some companies included in the group have dismantling provisions, which are intended to cover future expenditures related to the dismantlement of the plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years).

Such provisions are accrued when the obligation for dismantling, removing and restoring the site on which the plant is located, is incurred, which is usually during the construction period. The provision is measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and is recorded as a liability under the heading “Grants and other liabilities” of the Financial Statements, and as part of the cost of the plant under the heading “Contracted concessional assets.”

2.19. Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of the businesses of the Company. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated financial statements, are as follows:

·	Contracted concessional agreements and PPAs.

·	Impairment of intangible assets and property, plant and equipment.

·	Assessment of control.

·	Derivative financial instruments and fair value estimates.

·	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2017, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

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Note 3.- Financial risk management

Atlantica Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

a)	Market risk

The Company is exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and the Company does not carry out speculative operations. For the purpose of managing these risks, the Company uses a series of interest rate swaps and options, and currency options. None of the derivative contracts signed has an unlimited loss exposure.

-	Interest rate risk

Interest rate risk arises when the Company’s activities are exposed to changes in interest rates, which arises from financial liabilities at variable interest rates. The main interest rate exposure for the Company relates to the variable interest rate with reference to the Libor and Euribor. To minimize the interest rate risk, the Company primarily uses interest rate swaps and interest rate options (caps), which, in exchange for a fee, offer protection against an increase in interest rates. The Company does not use derivatives for speculative purposes.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

o	Project debt in Euros: the Company hedges between 87% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

o	Project debt in U.S. dollars: the Company hedges between 70% and 100% of the notional amount, including maturities until 2032 and average guaranteed interest rates of between 2.32% and 5.27%.

In connection with the interest rate derivative positions of the Company, the most significant impacts on these consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represent the reference interest rate for the majority of the debt of the Company. In the event that Euribor and Libor had risen by 25 basis points as of December 31, 2017, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $228 thousand (a loss of $2,563 thousand in 2016 and a loss of $1,795 thousand in 2015) and an increase in hedging reserves of $37,767 thousand ($37,290 thousand in 2016 and $41,702 thousand in 2015). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2017 and 2016, is provided in Note 9.

-	Currency risk

The main cash flows in the entities included in these consolidated financial statements are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always closed in the same currency in which the contract with client is signed, a natural hedge exists for the main operations of the Company.

In addition, the Company policy is to contract currency options with leading financial institutions, which guarantee a minimum Euro-U.S. dollar exchange rate on the net distributions expected from Spanish solar assets. The net Euro exposure is 100% covered for the coming 12 months and 75% for the following 12 months on a rolling basis.

b)	Credit risk

The Company considers that it has a limited credit risk with clients as revenues derive from power purchase agreements with electric utilities and state-owned entities. The Company has investment grade offtakers in all the assets except for Quadra 1&2, ATN2, Skikda and Honaine, which represent a low percentage of the cash available for distribution on a run-rate basis. In the case of Kaxu, the offtaker has a counter-guarantee from the Republic of South Africa.

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c)	Liquidity risk

Atlantica Yield’s liquidity and financing policy is intended to ensure that the Company maintains sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits the Company to finance the project through project debt and thereby insulate the rest of its assets from such credit exposure. The Company incurs in project-finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Note 4.- Financial information by segment

Atlantica Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located:

·	North America

·	South America

·	EMEA

Based on the type of business, as of December 31, 2017 the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

Efficient natural gas: The Company´s sole efficient natural gas asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and dividends received from the preferred equity investment in ACBH. Further adjusted EBITDA for 2016 and 2017 includes compensation received from Abengoa in lieu of ACBH dividends.

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In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the years ended December 31, 2017 and December 31, 2016, Atlantica Yield had three customers with revenues representing more than 10% of the total revenues, i.e., two in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the years 2017, 2016 and 2015:

	Revenue			Further Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Geography	2017	2016	2015	2017	2016	2015
North America	$332,705	$337,061	$328,139	$282,328	$284,691	$279,559
South America	120,797	118,764	112,480	108,766	124,599	110,905
EMEA	554,879	515,972	350,262	388,216	354,020	233,754
Total	$1,008,381	$971,797	$790,881	$779,310	$763,310	$624,218

	Revenue			Further Adjusted EBITDA
	For the year ended December 31,			For the year ended December 31,
Business sectors	2017	2016	2015	2017	2016	2015
Renewable energy	$767,226	$724,325	$543,012	$569,193	$538,427	$413,933
Efficient natural gas	119,784	128,046	138,717	106,140	106,492	107,671
Electric transmission lines	95,096	95,137	86,393	87,695	104,795	89,047
Water	26,275	24,288	22,759	16,282	13,596	13,567
Total	$1,008,381	$971,797	$790,881	$779,310	$763,310	$624,218

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The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the year ended December 31,
	2017	2016	2015
Loss attributable to the Company	$(111,804)	$(4,855)	$(209,005)
Profit attributable to non-controlling interests	6,917	6,522	10,819
Income tax	119,837	1,666	23,790
Share of profits/(losses) of associates	(5,351)	(6,646)	(7,844)
Dividend from exchangeable preferred equity investment in ACBH (Note 21)	10,383	27,948	18,400
Financial expense, net	448,368	405,750	526,758
Depreciation, amortization, and impairment charges	310,960	332,925	261,301
Total segment Further Adjusted EBITDA	$779,310	$763,310	$624,219

b)	The assets and liabilities by operating segments (and business sector) at the end of 2017 and 2016 are as follows:

Assets and liabilities by geography as of December 31, 2017:

	North America	South America	EMEA	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	3,770,169	1,100,778	4,213,323	9,084,270
Investments carried under the equity method	-	-	55,784	55,784
Current financial investments	116,451	59,831	31,263	207,545
Cash and cash equivalents (project companies)	149,236	42,548	329,078	520,862
Subtotal allocated	4,035,856	1,203,157	4,629,448	9,868,461
Unallocated assets
Other non-current assets				210,378
Other current assets (including cash and cash equivalents at holding company level)				413,500
Subtotal unallocated				623,878
Total assets				10,492,339

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	North America	South America	EMEA	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	1,821,102	876,063	2,778,043	5,475,208
Grants and other liabilities	1,593,048	810	42,202	1,636,060
Subtotal allocated	3,414,150	876,873	2,820,245	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt				643,083
Other non-current liabilities				657,345
Other current liabilities				185,190
Subtotal unallocated				1,485,618
Total liabilities				8,596,886
Equity unallocated				1,895,453
Total liabilities and equity unallocated				3,381,071
Total liabilities and equity				10,492,339

Assets and liabilities by geography as of December 31, 2016:

	North America	South America	EMEA	Balance as of December 31, 2016
Assets allocated
Contracted concessional assets	3,920,106	1,144,712	3,859,454	8,924,272
Investments carried under the equity method	-	-	55,009	55,009
Current financial investments	136,665	62,215	29,158	228,038
Cash and cash equivalents (project companies)	185,970	40,015	246,671	472,656
Subtotal allocated	4,242,741	1,246,942	4,190,291	9,679,975
Unallocated assets
Other non-current assets				272,664
Other current assets (including cash and cash equivalents at holding company level)				345,160
Subtotal unallocated				617,824
Total assets				10,297,799

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	North America	South America	EMEA	Balance as of December 31, 2016
Liabilities allocated
Long-term and short-term project debt	1,870,861	895,316	2,564,290	5,330,467
Grants and other liabilities	1,575,303	1,512	35,230	1,612,045
Subtotal allocated	3,446,164	896,828	2,599,520	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt				668,201
Other non-current liabilities				546,053
Other current liabilities				181,922
Subtotal unallocated				1,396,176
Total liabilities				8,338,688
Equity unallocated				1,959,111
Total liabilities and equity unallocated				3,355,287
Total liabilities and equity				10,297,799

Assets and liabilities by business sectors as of December 31, 2017:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Assets allocated
Contracted concessional assets	7,436,362	660,387	897,269	90,252	9,084,270
Investments carried under the equity method	12,419	-	-	43,365	55,784
Current financial investments	17,249	116,430	59,289	14,577	207,545
Cash and cash equivalents (project companies)	452,792	39,064	15,325	13,681	520,862
Subtotal allocated	7,918,822	815,881	971,883	161,875	9,868,461
Unallocated assets
Other non-current assets					210,378
Other current assets (including cash and cash equivalents at holding company level)					413,500
Subtotal unallocated					623,878
Total assets					10,492,339

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	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2017
Liabilities allocated
Long-term and short-term project debt	4,162,596	579,173	698,346	35,093	5,475,208
Grants and other liabilities	1,635,508	552	-	-	1,636,060
Subtotal allocated	5,798,104	579,725	698,346	35,093	7,111,268
Unallocated liabilities
Long-term and short-term corporate debt					643,083
Other non-current liabilities					657,345
Other current liabilities					185,190
Subtotal unallocated					1,485,618
Total liabilities					8,596,886
Equity unallocated					1,895,453
Total liabilities and equity unallocated					3,381,071
Total liabilities and equity					10,492,339

Assets and liabilities by business sectors as of December 31, 2016:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2016
Assets allocated
Contracted concessional assets	7,255,308	646,927	929,005	93,032	8,924,272
Investments carried under the equity method	12,953	-	-	42,056	55,009
Current financial investments	13,661	136,644	62,215	15,518	228,038
Cash and cash equivalents (project companies)	420,215	30,295	11,357	10,789	472,656
Subtotal allocated	7,702,137	813,866	1,002,577	161,395	9,679,975
Unallocated assets
Other non-current assets					272,664
Other current assets (including cash and cash equivalents at holding company level)					345,160
Subtotal unallocated					617,824
Total assets					10,297,799

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	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2016
Liabilities allocated
Long-term and short-term project debt	3,979,096	598,256	711,517	41,598	5,330,467
Grants and other liabilities	1,611,067	239	739	-	1,612,045
Subtotal allocated	5,590,163	598,495	712,256	41,598	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt					668,201
Other non-current liabilities					546,053
Other current liabilities					181,922
Subtotal unallocated					1,396,176
Total liabilities					8,338,688
Equity unallocated					1,959,111
Total liabilities and equity unallocated					3,355,287
Total liabilities and equity					10,297,799

c)	The amount of depreciation, amortization and impairment charges recognized for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the year ended December 31,
Depreciation, amortization and impairment by geography	2017	2016	2015
North America	(123,726)	(129,478)	(129,091)
South America	(40,880)	(62,387)	(41,274)
EMEA	(146,354)	(141,060)	(90,936)
Total	(310,960)	(332,925)	(261,301)

	For the year ended December 31,
Depreciation, amortization and impairment by business sectors	2017	2016	2015
Renewable energy	(282,376)	(304,235)	(232,699)
Electric transmission lines	(28,584)	(28,690)	(28,602)
Total	(310,960)	(332,925)	(261,301)

Note 5.- Changes in the scope of the consolidated financial statements

For the year ended December 31, 2017

There is no change in the scope of the consolidated financial statement in the year 2017.

For the year ended December 31, 2016

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from JGC, which reduced JGC´s ownership in Solacor 1/2 to 13%. The total purchase price for these assets amounted to $19,923 thousand.

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The difference between the amount of Non-Controlling interest representing the 13% interest held by JGC accounted for in the consolidated accounts at the purchase date, and the purchase price has been recorded in equity in these consolidated financial statements, pursuant to IFRS 10, Consolidated Financial Statements.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Seville PV. Total purchase price paid for this asset amounted to $3,214 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combinations.

Note 6.- Contracted concessional assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20 and Seville PV which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible of financial assets. As of December 31, 2017, contracted concessional financial assets amount to $936,004 thousand ($928,720 thousand as of December 31, 2016).

For further details on the application of IFRIC 12 to projects, see Appendix III.

a)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2017:

Cost

Total as of January 1, 2017	10,067,596
Additions	15,426
Subtractions	(42,500)
Translation differences	593,247
Total as of December 31, 2017	10,633,769

Accumulated amortization

Total as of January 1, 2017	(1,143,324)
Additions	(309,846)
Translation differences	(96,329)
Total accum. amort. as of December 31, 2017	(1,549,499)
Net balance at December 31, 2017	9,084,270

During 2017 contracted concessional assets increased primarily due to the effect of appreciation of the Euro against the U.S. dollar for the year ended December 31, 2017 compared to the year ended December 31, 2016, this effect has been partially compensated by the amortization charge for the year.

The decrease relates to the indemnity received from Abengoa by Solana in December 2017 further to Abengoa´s obligation as EPC Contractor (see Note 10).

No losses from impairment of contracted concessional assets were recorded during the year ended December 31, 2017.

Index
The Company identified a triggering event of impairment for Solana as a result of the generation of the plant having been lower than expected during 2017 related to an incident with electric transformers which took place in July 2017. This project is within the Renewable energy sector and North America geography. The Company therefore performed an impairment test as of December 31, 2017, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 7%. To determine the value in use of the asset, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.7% and 5.0%.

An adverse change in the key assumptions which are individually used for the valuation would not lead to future impairment recognition; neither in case of a 5% decrease in generation over the entire remaining useful life (PPA) of the project nor in case of an increase of 50 basis points in the discount rate.

b)	The following table shows the movements of contracted concessional assets included in the heading “Contracted Concessional assets” for 2016:

Cost

Total as of January 1, 2016	10,126,023
Additions	6,346
Translation differences	(68,199)
Change in the scope of the consolidated financial statements	5,876
Reclassification and other movements	(2,450)

Total as of December 31, 2016	10,067,596

Accumulated amortization

Total as of January 1, 2016	(825,126)
Additions	(332,925)
Change in the scope of the consolidated financial statements	(2,381)
Translation differences	17,108
Total accum. amort. as of December 31, 2016	(1,143,324)
Net balance at December 31, 2016	8,924,272

During 2016 contracted concessional assets decreased primarily due to the amortization charge for the year.

Considering the low level of wind resources recorded since COD in Palmatir and Cadonal projects and the uncertainty around such level in the future, the Company identified a triggering event of impairment during the year 2016 in compliance with IAS 36, Impairment of Assets. As a result, impairment tests have been performed resulting in the recording of an impairment loss of $17,229 thousand and $3,101 thousand for the Cadonal and Palmatir projects, respectively, as of December 31, 2016.

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated income statement, decreasing the amount of “Contracted concessional assets” pertaining to the Renewable energy sector and South America geography. The recoverable amount considered is the value in use and amounts to $91,795 thousand and $123,912 thousand for Cadonal and Palmatir, respectively, as of December 31, 2016. A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 6.7% and 7.0% for both projects.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an additional impairment of approximately $5 million for Cadonal and $7 million for Palmatir. An increase of 50 basis points in the discount rate would lead to an additional impairment of approximately $3 million for Cadonal and $4 million for Palmatir.

Index
In addition, the Company identified a triggering event of impairment for Solana as a result of the generation of the plant having been lower than expected during its first years of operation. This project pertains to the Renewable energy sector and North America geography. The Company therefore performed an impairment test as of December 31, 2016, which resulted in the recoverable amount (value in use) exceeding the carrying amount of the asset by 3%. To determine the value in use of the asset, a specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.1% and 5.1%.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; especially, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an impairment of approximately $40 million. An increase of 50 basis points in the discount rate would lead to an impairment of approximately $30 million.

Note 7.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates for 2017 and 2016:

Investments in associates	2017	2016
Initial balance	55,009	56,181
Share of (loss)/profit	5,351	6,646
Dividend distribution	(2,454)	(3,954)
Equity distribution	(549)	(3,099)
Currency translation differences	(1,573)	(765)
Final balance	55,784	55,009

There are no significant movement of the investments held in associates during the year 2017.

The tables below show a breakdown of stand-alone amounts of assets, revenues and profit and loss as well as other information of interest for the years 2017 and 2016 for the associated companies:

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	21,306	841	373	451	298	(708)	(730)	9,175
Myah Bahr Honaine, S.P.A.(*)	25.50	195,275	64,114	91,205	12,649	46,767	28,468	24,464	43,365
Pectonex, R.F. Proprietary Limited	50.00	3,904	-	-	2	-	(206)	(206)	3,244
Evacuación Villanueva del Rey, S.L	40.02	3,526	53	2,265	190	-	37	-	-
As of December 31, 2017		240,011	65,008	93,843	13,292	47,065	27,591	23,528	55,784

Index
Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Evacuación Valdecaballeros, S.L.	57.16	19,283	931	306	532	537	(545)	(565)	9,528
Myah Bahr Honaine, S.P.A.(*)	25.50	202,150	67,120	104,704	14,158	52,770	34,247	29,990	42,056
Pectonex, R.F. Proprietary Limited	50.00	3,730	-	-	1	-	(187)	(187)	3,425
Evacuación Villanueva del Rey, S.L	40.02	3,251	17	2,118	142	-	31	-	-
As of December 31, 2016		228,684	68,068	107,128	14,833	53,307	33,546	29,238	55,009

The Company has no control over Evacuación Valdecaballeros, S.L. as all relevant decisions of this company require the approval of a minimum of shareholders accounting for more than 75% of the shares.

None of the associated companies referred to above is a listed company.

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated financial statements. Share of profit of Myah Bahr Honaine S.P.A. included in these consolidated financial statements amounts to $6,238 thousand in 2017 and $7,647 thousand in 2016.

Note 8.- Financial instruments by category

Financial instruments are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position as of December 31, 2017 and 2016 are as follows:

	Notes	Loans and receivables / payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2017
Derivative assets	9	-	-	8,230	8,230
Investment in Ten West Link		2,088	-	-	2,088
Abengoa debt and Equity instruments		-	1,715	-	1,715
Other financial investments		243,347	-	-	243,347
Clients and other receivables	11	244,449	-	-	244,449
Cash and cash equivalents	12	669,387	-	-	669,387
Total financial assets		1,159,271	1,715	8,230	1,169,216

Corporate debt	14	643,083	-	-	643,083
Project debt	15	5,475,208	-	-	5,475,208
Related parties – non-current	10	141,031	-	-	141,031
Trade and other current liabilities	17	155,144	-	-	155,144
Derivative liabilities	9	-	-	329,731	329,731
Total financial liabilities		6,414,466	-	329,731	6,744,197

Index
	Notes	Loans and receivables / payables	Available for sale financial assets	Hedging derivatives	Balance as of December 31, 2016
Derivative assets	9	-	-	3,822	3,822
Preferred equity in ACBH		-	30,488	-	30,488
Other financial investments		263,501	-	-	263,501
Clients and other receivables	11	207,621	-	-	207,621
Cash and cash equivalents	12	594,811	-	-	594,811
Total financial assets		1,065,933	30,488	3,822	1,100,243

Corporate debt	14	668,201	-	-	668,201
Project debt	15	5,330,467	-	-	5,330,467
Related parties – non-current	10	101,750	-	-	101,750
Trade and other current liabilities	17	160,505	-	-	160,505
Derivative liabilities	9	-	-	349,266	349,266
Total financial liabilities		6,260,923	-	349,266	6,610,189

Further to the completion of a series of conditions precedent that made Abengoa´s restructuring effective as of March 31, 2017, the guarantee provided by Abengoa regarding the preferred equity investment in ACBH, which supported the fair value of this instrument of $30.5 million as of December 31, 2016, was canceled, which reduced the fair value of this instrument to nil. In exchange for the guarantee provided by Abengoa being canceled, the Company received a certain amount of equity in Abengoa, and Corporate tradable bonds issued by Abengoa and subject to a 5.5-year period stay (extendable to a 2 additional years subject further to the senior old money creditors´consent) and with a 1.5% annual interest rate (0.25% cash, 1.25% PIK).

Further to the restructuring agreement of Abengoa being made effective, the Company was assigned an amount of New Money 1 Tradable Notes of $44.5 million in exchange for contributing $43.6 million of cash. As a result of this contribution, the corporate tradable bonds detailed above are ranked as senior debt. The Company sold all the New Money 1 Tradable Notes it was assigned during the month of April 2017 for $44.9 million.

New Money 1 Tradable Notes assigned to Atlantica Yield, Corporate tradable bonds and shares in Abengoa received, together are further referred as “Abengoa Debt and Equity Instruments”. These are all available for sale financial assets, of which major part has been sold during the second, third and fourth quarter of 2017. The fair value of the remaining portion as of December 31, 2017 amounts to $1.7 million, and is classified as current financial investments.

Derecognition of the fair value assigned to the ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments resulted in a loss of $5.8 million. The sale of these instruments resulted in a profit of $6.5 million. Both impacts are accounted for in these consolidated financial statements for the year ended December 31, 2017 as Other net financial income and expenses (see Note 21).

Prior to Abengoa´s restructuring agreement being made effective, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, Atlantica Yield is the legal owner of the dividends amounting to $10.4 million declared on February 24, 2017, that the Company retained from Abengoa. Upon receipt of Abengoa Debt and Equity Instruments, the Company waived its rights under the guarantee provided by Abengoa related to the ACBH agreements, including its right to retain the dividends payable to Abengoa.

Other financial investments include primarily the short-term portion of contracted concessional assets (see Note 6).

Investment in Ten West Link as of December 31, 201 is a $2.1 million investment, which was made by the Company accounting for a 12.5% interests in a 114-mile transmission line in the U.S.

As of December 31, 2017 and 2016, all the financial instruments measured at fair value have been classified as Level 2, except for the Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31st 2017. The unsold portion as of December 31st 2017 is classified as Level 1.

Index
Note 9.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2017 and 2016 are as follows:

	Balance as of December 31, 2017		Balance as of December 31, 2016
	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	8,230	329,731	3,822	349,266

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provided for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provided for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement had a five-year term, and was valued by comparing the contracted exchange rate and the future exchange rate in the valuation scenario at the maturities dates. The instrument was valued by calculating the cash flow that would be obtained or paid by theoretically closing out the position and then discounting that amount. The Company terminated this agreement with Abengoa in October 2017 (see Note 21).

Additionally, the Company signed during the year ended December 31, 2017, currency options with leading international financial institutions, which guarantee a minimum Euro-U.S. dollar exchange rates for the distributions expected from Spanish solar assets made in euros during the years 2017, 2018 and part of 2019.

As stated in Note 3 to these consolidated financial statements, the general policy is to hedge variable interest rates of financing agreements purchasing call options (caps) in exchange of a premium to fix the maximum interest rate cost and contracting floating to fixed interest rate swaps.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

·	Project debt in Euros: the Company hedges between 87% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

·	Project debt in U.S. dollars: the Company hedges between 70% and 100% of the notional amount, including maturities until 2032 and average guaranteed interest rates of between 2.32% and 5.27%.

The table below shows a breakdown of the maturities of notional amounts of derivatives designated as cash flow hedges as of December 31, 2017 and 2016.

Notionals	Balance as of December 31, 2017		Balance as of December 31, 2016
	Cap	Swap	Cap	Swap
Up to 1 year	42,324	139,939	24,261	75,837
Between 1 and 2 years	45,422	94,285	25,934	199,832
Between 2 and 3 years	48,215	103,536	27,880	83,897
Subsequent years	620,378	1,893,850	400,239	1,500,789
Total	$756,339	$2,231,611	$478,314	$1,860,355

Index
The table below shows a breakdown of the maturity of the fair values of derivatives designated as cash flow hedges as of December 31, 2017 and 2016. The net position of the fair value of caps and swaps for each year end reconciles with the net position of derivative assets and derivative liabilities in the consolidated statement of financial position:

Fair value	Balance as of December 31, 2017		Balance as of December 31, 2016
	Cap	Swap	Cap	Swap
Up to 1 year	347	(13,224)	250	(12,383)
Between 1 and 2 years	978	(14,378)	262	(14,927)
Between 2 and 3 years	396	(15,923)	275	(13,957)
Subsequent years	6,509	(286,206)	3,035	(307,999)
Total	$8,230	(329,731)	$3,822	(349,266)

During 2017, fair value of derivatives increased mainly due to an increase in the fair value of interest rate cash-flow hedges resulting from the increase in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated income statement is a loss of $70,953 thousand (loss of $72,774 thousand in 2016 and a loss of $55,841 thousand in 2015). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated income statement for the year 2017, 2016 and 2015 has been a loss of $860 thousand, a gain of $1,694 thousand and a gain of $4,234 thousand respectively.

The after-tax result accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2017 and 2016, amount to a $80,968 thousand gain and a $52,797 thousand gain respectively.

Note 10.- Related parties

During the normal course of business, the Company has historically conducted operations with related parties consisting mainly of Abengoa´s subsidiaries and non-controlling interests. The transactions were completed at market rates.

Details of balances with related parties as of December 31, 2017 and 2016 are as follows:

	Balance as of December 31,
	2017	2016

Credit receivables (current)	11,567	12,031
Total current receivables with related parties	11,567	12,031

Credit receivables (non-current)	2,108	30,505
Total non-current receivables with related parties	2,108	30,505

Trade payables (current)	63,409	61,338
Total current payables with related parties	63,409	61,338

Credit payables (non-current)	141,031	101,750
Total non-current payables with related parties	141,031	101,750

Receivables from related parties as of December 31, 2017 include the remaining portion of Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement, pending to be sold. These instruments are accounted for at fair value for $1,715 thousand as of December 31, 2017 and classified as current (see Note 8).

As of December 31, 2016, receivables with related parties primarily corresponded to the preferred equity investment in ACBH for a total amount of $30,488 thousand, classified as non-current (see Note 8).

Index
Trade payables (current) primarily relate to payables for Operation and Maintenance services. Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated financial statements.

The transactions carried out by entities included in these consolidated financial statements with related parties not included in the consolidation perimeter of Atlantica Yield, primarily with Abengoa and with subsidiaries of Abengoa, during the twelve-month periods ended December 31, 2017, 2016 and 2015 have been as follows:

	For the year ended December 31,
	2017	2016	2015
Sales	-	-	44,260
Services rendered	3,495	1,220	523
Services received	(114,416)	(115,779)	(106,737)
Financial income	74	60	1,466
Financial expenses	(1,154)	(2,460)	(1,968)

Services received primarily include operation and maintenance services received by some assets. Until December 2015, sales related to sale of energy by Spanish Solar plants were sometimes made through an Abengoa company acting as an agent for the plant. This service is not provided anymore by Abengoa since then.

The figures detailed in the table above do not include the following financial income recorded in these consolidated financial statements for the year ended December 31, 2017: compensation received from Abengoa in lieu of dividends from ACBH for $10.4 million resulting from the agreement signed with Abengoa in the third quarter of 2016 (see Note 8). As of December 31, 2016, the figures do not include the compensation received from Abengoa in lieu of dividends from ACBH for $28.0 million, income for the cancellation of the subordinated debt Solnova Electricidad S.A. owed to Abener for $7.6 million and income of $1.7 million for discounts received from Abengoa for the prepayment of payables.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of December 31, 2017, related to the obligations of Abengoa referred above, which result and amounts will depend on the occurrence of uncertain future events.

As explained in Note 1, in November 2017 the Company signed a consent in relation to the Solana and Mojave projects which reduces the minimum ownership required by Abengoa in Atlantica Yield to 16%, subject to certain conditions precedent most of which are beyond the control of the Company, including several payments by Abengoa to Solana before December 2017 and February 2018 (subsequently this date was postponed to May 2018). These payments for a total of $120 million are related to Abengoa’s obligations as EPC contractor in Solana and would be used to repay Solana project debt ($80 million), for current and potential required additional repairs in the plant ($25 million) and for covering other Abengoa obligations ($15 million). Additionally, Abengoa has recognized other obligations with Solana for $6.5 million per semester over 10 years starting in December 2018. In December 2017 Solana received $42.5 million related to Abengoa´s obligation as EPC contractor. The aforementioned amounts are based on the EPC Contract guarantee for liquidated damages considering the average production during the first three years of ramp-up period of the plant which is a service-concession arrangement under IFRIC 12 (intangible asset).  For the $42.5 million collected before the end of December 2017, the Company reduced the value of the intangible asset since this amount was a variable consideration. The rest of the amounts to be paid by Abengoa after December 31, 2017 will be accounted for in the same manner, as a reduction of the value of the asset when the different installments are collected. In addition, the amortization of the plant will also be adjusted accordingly.

Index
The Company entered into a Financial Support Agreement on June 13, 2014 under which Abengoa agreed to maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of December 2017 the aforementioned guarantees amounted to $31.5 million In the context of that agreement in which Atlantica Yield agreed that it shall use commercially reasonable efforts to replace guarantees, on June 2017, it agreed to replace guarantees amounting to $112 million previously issued by Abengoa. During the third quarter of 2017, the Company issued the aforementioned guarantees and received from Abengoa a payment of €7.8 million for existing debts.

At the date of the initial offering, the Company entered into a series of agreements to receive management, general and administrative services from Abengoa (the “Support Services Agreement” and “Executive Service Agreement”), and corresponding fees were properly accounted for as other operating expenses. The Executive Service Agreement was canceled in February 2015. During the year 2015 and 2016, some employees of Abengoa delivering services under the Support Services Agreement were transferred to entities within the consolidation perimeter of Atlantica Yield and the Support Services Agreement was cancelled. In addition, some external employees were hired. This resulted in the Company increasing its employee benefit expenses as shown in the consolidated income statement for the years 2015, 2016 and 2017.

Note 11.- Clients and other receivable

Clients and other receivable as of December 31, 2017 and 2016, consist of the following:

	Balance as of December 31,
	2017	2016
Trade receivables	186,728	151,199
Tax receivables	39,607	29,705
Prepayments	6,375	10,261
Other accounts receivable	11,739	16,456
Total	244,449	207,621

As of December 31, 2017 and 2016, the fair value of clients and other accounts receivable does not differ significantly from its carrying value.

Trade receivables in foreign currency as of December 31, 2017 and 2016, are as follows:

	Balance as of December 31,
	2017	2016
Euro	109,165	98,798
Rand	23,792	12,807
Other	7,363	7,151
Total	140,320	118,756

Index
The following table shows the maturity of Trade receivables as of December 31, 2017 and 2016:

	Balance as of December 31,
	2017	2016

Up to 3 months	186,728	151,199
Total	186,728	151,199

Note 12.- Cash and cash equivalents

The following table shows the detail of Cash and cash equivalents as of December 31, 2017 and 2016:

	Balance as of December 31,
	2017	2016
Cash at bank and on hand	669,387	594,811
Total	669,387	594,811

Cash includes funds held to satisfy the customary requirements of certain non-recourse debt agreements within the Company´s projects amounting to $263 million.

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	Balance as of December 31,
Currency	2017	2016
U.S. dollar	319,400	343,954
Euro	288,625	196,382
Algerian Dinar	13,628	10,736
South African Rand	40,999	39,689
Others	6,735	4,050
Total	669,387	594,811

Note 13.- Equity

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were sold at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in Atlantica Yield reserves as of December 31, 2016, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of ordinary shares of the Company for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of its shares.

On May 14, 2015 Atlantica Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Atlantica Yield. The proceeds were primarily used by Atlantica Yield to finance asset acquisitions in May and June 2015.

Index
On July 14, 2015, Abengoa sold 2,000,000 shares of Atlantica Yield under Rule 144, reducing its stake to 49.1%.

As of the date hereof, according to Abengoa´s beneficial ownership reporting, Abengoa has delivered an aggregate of 7,595,639 Ordinary Shares to holders that exercised their option to exchange the $279,000 thousand principal amount of exchangeable notes due 2017 issued by Abengoa on March 5, 2015 (the “Exchangeable Notes”) for shares of Atlantica Yield. The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield. These operations reduced Abengoa´s stake to 41.47% as of December 31, 2017.

As of December 31, 2017, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Atlantica Yield reserves as of December 31, 2017 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica Yield, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica Yield.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Valoriza Agua S.L. in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

Additional information of subsidiaries including material Non-controlling interests as of December 31, 2017 and 2016, are disclosed in Appendix IV.

Dividends declared during the year 2017:

-
On February 27, 2017, the Board of Directors declared a dividend of $0.25 per share corresponding to the four quarter of 2016. The dividend was paid on March 15, 2017. From that amount, the Company retained $10.4 million of the dividend attributable to Abengoa;

-	On May 15, 2017, the Board of Directors declared a dividend of $0.25 per share corresponding to the first quarter of 2017. The dividend was paid on June 15, 2017;

-	On August 3, 2017, the Board of Directors declared a dividend of $0.26 per share corresponding to the second quarter of 2017. The dividend was paid on September 15, 2017;

-	On November 13, 2017, the Board of Directors declared a dividend of $0.29 per share corresponding to the third quarter of 2017. The dividend was paid on December 15, 2017.

In addition, as of December 31, 2017, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
Non-current	2017	2016
Credit Facilities with financial entities	320,783	123,804
Notes and Bonds	253,393	252,536
Total Non-Current	574,176	376,340

Index
	Balance as of December 31,
Current	2017	2016
Credit Facilities with financial entities	65,833	289,035
Notes and Bonds	3,074	2,826
Total Current	68,907	291,861

On November 17, 2014, the Company issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility Tranche A”). On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility Tranche A. Loans accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. The interest rate on the Credit Facility Tranche A is fully hedged by an interest rate swap contracted with HSBC Bank with maturity date December 24, 2018, resulting in the Company paying a net fixed interest rate of 4.7%. Loans under the Credit Facility Tranche A will mature in December 2018. Loans prepaid by the Company may be reborrowed. The Credit Facility Tranche A is secured by pledges of the shares of the guarantors which the Company owns.
$8,000 thousand of the loans under the Credit Facility Tranche A were partially repaid on September 25, 2017 and for $63,000 thousand on December 27, 2017. As of December 31, 2017, the remaining $54,000 of nominal of the Tranche A has been classified as Current (Non-Current as of December 31,2016), as its maturity is in December 2018.

On June 26, 2015, the Company increased its existing $125 million Credit Facility with a revolver tranche B for an amount of $290,000 thousand (the “Credit Facility Tranche B”). On September 9, 2015, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Loans under the Tranche B Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50%. Tranche B of the Credit Facility was signed for a total amount of $290,000 thousand with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners. The Credit Facility Tranche B was classified as Current for $288,317 thousand as of December 31, 2016 (Non-Current as of December 31,2015) as it matured in December 2017. Loans under the Credit facility Tranche B were fully repaid and canceled on February 28, 2017.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024 (the “Note Issuance Facility”), in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each interest payment date. The Company will make each interest payment to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31, 2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility. Changes in fair value of these interest rate swaps have been recorded in the consolidated income statement. The Note Issuance Facility is a € denominated liability for which the Company applies net investment hedge accounting. When converted to US$ at US$/€ closing exchange rate, it contributes to reduce the impact in translation difference reserves generated in the equity of these consolidated financial statements by the conversion of the net assets of the Spanish solar assets into US$.

Index
On July 20, 2017, the Company signed a credit facility (the “Credit Facility 2017”) for up to €10 million, approximately $11.9 million, which is available in euros or US dollars. Amounts drawn accrue interest at a rate per year equal to EURIBOR plus 2.25% or LIBOR plus 2.25%, depending on the currency. The credit facility has a maturity date of July 20, 2018. As of December 31, 2017, the Company drew down the credit facility in full and used the entire proceeds to prepay a part of the Tranche A of the Credit Facility.

Current corporate debt corresponds to the accrued interest on the Notes, to the outstanding amount of the Tranche A and to the amount of the Credit Facility obtained in July 2017.

The repayment schedule for the Corporate debt, at the end of 2017 is as follows:

	2018	2019	2020	2021	2022	Subsequent years	Total
Credit Facility Tranche A	53,778	-	-	-	-	-	53,778
Note Issuance Facility	107	-	-	-	107,316	213,467	320,890
Credit Facility 2017	11,948	-	-	-	-	-	11,948
2019 Notes	3,074	253,393	-	-	-	-	256,467
Total	68,907	253,393	-	-	107,316	213,467	643,083

The following table details the movement in Corporate debt for the year 2017, split between cash and non-cash items:

	January 1, 2017	Cash Flow	Non-cash changes	December 31, 2017
Corporate debt	668,201	(68,372)	43,254	643,083

The non-cash changes primarily relates to currency translation differences.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, efficient natural gas, electric transmission line assets and water, which are financed through project debt. This Note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including greater leverage period permitted and a longer tenor.

The variations for 2017 and 2016 of project debt have been the following:

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2016	4,629,184	701,283	5,330,467
Increases	52,027	304,707	356,734
Decreases	(42,560)	(509,131)	(551,691)
Currency translation differences	316,646	23,052	339,698
Reclassifications	273,620	(273,620)	-
Balance as of December 31, 2017	5,228,917	246,291	5,475,208

The line “Increases” includes primarily accrued interests for the year.

Index
Main variations in Project debt during the year 2017 are the result of:

-
Net decrease primarily due to repayment of debt, considering that interests accrued are offset by a similar amount of interests paid during the year. Decrease in long-term debt primarily relates to the partial repayment of Solana debt using the indemnity received from Abengoa in December 2017 for $42.5 million (see Note 10);

-
A reclassification of the entire debt of Kaxu and Cadonal projects from short term to long term during the year 2017 as a result of the waiver obtained for Kaxu in March 2017 and the completion of certain pending conditions for Cadonal in October 2017. In addition, in 2017, Kaxu’s debt coverage ratio did not reach the minimum threshold due to the technical problems that the plant experienced since the end of 2016. However, the lenders of the project finance agreement granted a waiver to the asset and therefore reclassification of the debt to short-term does not apply in this case.

	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2015	3,574,464	1,896,205	5,470,669
Increases	36,842	329,434	366,276
Decreases	-	(480,969)	(480,969)
Currency translation differences	(64,426)	38,917	(25,509)
Reclassifications	1,082,304	(1,082,304)	-
Balance as of December 31, 2016	4,629,184	701,283	5,330,467

The line “Increases” includes primarily accrued interests for the year.

Main variations in Project debt during the year 2016 were the result of:

-	Net decrease primarily due to repayment of debt; considering that interests accrued were offset by a similar amount of interests paid during the year;

-
A reclassification of the entire debt of Solana and Mojave projects from short term to long term as of December 31, 2016 considering that as a result of the forbearance signed in December 2016, Abengoa cross-defaults will no longer trigger acceleration remedies in the Solana or Mojave financing agreements.

Debts of Kaxu and Cadonal projects remained classified as short term in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements” as of December 31, 2016. The waiver of the cross-default provisions related to Abengoa that had been obtained for Cadonal during 2016 was subject to the completion of certain conditions.

The repayment schedule for Project debt in accordance with the financing arrangements, at the end of 2017 is as follows and is consistent with the projected cash flows of the related projects.

2018		2019	2020	2021	2022	Subsequent years	Total
Interest Repayment	Nominal repayment
21,612	224,679	246,471	265,002	280,303	313,559	4,123,582	5,475,208

In 2016, the Company refinanced ATN2 debt. In 2017, the Company did not enter into any new project debt.

Current and non-current loans with credit entities include amounts in foreign currencies for a total of $2,778,043 thousand as of December 31, 2017 ($2,564,291 thousand as of December 31, 2016).

Index
The following table details the movement in Project debt for the year 2017, split between cash and non-cash items:

	January 1, 2017	Cash Flow	Non-cash changes	December 31, 2017
Project debt	5,330,467	(248,472)	393,212	5,475,208

The non-cash changes primarily relates to currency translation differences.

The equivalent in U.S. dollars of the most significant foreign-currency-denominated debts held by the Company is as follows:

	Balance as of December 31,
Currency	2017	2016
Euro	2,286,771	2,102,985
Algerian Dinar	35,093	41,598
Rand	456,179	419,708
Total	2,778,043	2,564,291

All of the Company’s financing agreements have a carrying amount close to its fair value.

Note 16.- Grants and other liabilities

	Balance as of December 31,
	2017	2016
Grants	1,225,877	1,297,755
Other liabilities	410,183	314,290
Grant and other non-current liabilities	1,636,060	1,612,045

As of December 31, 2017, the amount recorded in Grants corresponds primarily to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $771 million ($803 million as of December 31, 2016), which was primarily used to fully repay the Solana and Mojave short-term tranche of the loan with the Federal Financing Bank. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $452 million ($492 million as of December 31, 2016). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. Total amount of income for these two types of grants for Solana and Mojave is $59.8 million and $57.0 million for the year ended December 31, 2017 and 2016, respectively.

Other liabilities mainly relate to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of $300 million. The investment was made in class A shares of Arizona Solar Holding, the holding of Solana Solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and ITC.

According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a liability as of December 31, 2017 and 2016. The liability is recorded in Grants and other liabilities for a total amount of $352 million ($263 million as of December 31, 2016) and its current portion is recorded in other current liabilities for the remaining amount (see Note 17). This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and is then measured at amortized cost in accordance with the effective interest method, considering the most updated expected future cash-flows.

Index
Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of December 31, 2017 and 2016 are as follows:

	Balance as of December 31,
Item	2017	2016
Trade accounts payables	107,662	121,527
Down payments from clients	6,466	6,153
Suppliers of concessional assets current	236	380
Liberty (see Note 16)	-	21,461
Other accounts payable	40,780	10,984
Total	155,144	160,505

Trade accounts payables mainly relate to the operating and maintenance of the plants.

Nominal values of Trade payable and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Other account payable primarily include subordinated debt of Mojave with Abener Teyma Mojave General Partnership (Abener), a related party, with maturity date on October 2018. The repayment will occur if certain technical conditions are fulfilled.

Note 18.- Income Tax

All the companies included in the Company file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses/income of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting result is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

As of December 31, 2017, and 2016, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Deferred tax assets	Balance as of December 31,
Concept	2017	2016
Net tax credits for operating losses carryforwards	71,219	102,804
Temporary differences derivatives financial instruments	93,719	99,930
Other temporary differences	198	157
Total deferred tax assets	165,136	202,891

Most of the net tax credits for operating losses carryforwards corresponds to Peru, Kaxu and solar plants in Spain as of December 31, 2017.

Index
The balance as of December 31, 2016 also included significant net deferred tax assets for Solana and Mojave, which are now net deferred tax liabilities as of December 31, 2017, due to the following:

-
In December 2017 a tax reform, the Tax Cuts and Jobs Act, was enacted in the U.S., consisting mainly in a decrease in the corporate tax rate from 35% to 21% effective 1st of January 2018. The Company therefore adjusted the deferred tax assets and liabilities of its U.S. entities using the new enacted corporate tax rate as of December 31, 2017, resulting in a loss of $19 million recorded in the consolidated income statement for the year ended December 31, 2017;

-
In addition, the U.S. Internal Revenue Code (“IRC”) Section 382 establishes an annual limitation on the use of U.S. Net Operating Losses (“NOLs”) as a result of an ownership change. An “ownership change” would occur if the direct and indirect “5-percent shareholders”, as defined under Section 382 of the IRC, collectively increased their ownership in the Company by more than 50 percentage points over a rolling three-year period. The Company experienced during 2017 an ownership change due to Abengoa´s restructuring and changes in its shareholders´s base. As a result, the U.S. NOLs carryforwards generated through the date of change are subject to an annual limitation under Section 382, which resulted in a derecognition of deferred tax assets previously recognized amounting to $96 million corresponding to an amount of $387 million of NOLs and also taking into consideration the newly enacted corporate tax rate of 21%. This loss has been recorded in the consolidated income statement for the year ended December 31, 2017.

Temporary differences for derivatives financial instruments are mainly due to ACT ($18 million) and solar plants in Spain ($69 million).

In relation to tax loss carryforwards and deductions pending to be used recorded as deferred tax assets, the entities evaluate its recoverability projecting forecasted taxable income for the upcoming years and taking into account their tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction.

Deferred tax liabilities	Balance as of December 31,
Concept	2017	2016
Temporary differences tax/book amortization	113,432	28,810
Other temporary differences tax/book value of contracted concessional assets	66,247	61,818
Other temporary differences	6,904	4,409
Total deferred tax liabilities	186,583	95,037

As of December 31, 2017, temporary differences as a result of accelerated tax amortization resulted in a net deferred tax liability position. These are primarily due to Solana and Mojave ($63 million) and solar plants in Spain ($51 million). The increase is primarily due to an impact on the U.S. entities as a result of the tax reform and U.S. Internal Revenue Code Section 382 as previously described.

Other temporary differences tax/book value of contracted concessional assets, which resulted in a net deferred tax liability position relates primarily to ACT in both periods.

Index
The movements in deferred tax assets and liabilities during the years ended December 31, 2017 and 2016 were as follows:

Deferred tax assets	Amount
As of January 1, 2016	191,314
Increase/decrease through the consolidated income statement	16,033
Increase/decrease through other consolidated comprehensive income (equity)	(5,701)
Other movements	1,245
As of December 31, 2016	202,891

Increase/decrease through the consolidated income statement	(31,421)
Increase/decrease through other consolidated comprehensive income (equity)	(13,312)
Other movements	6,978
As of December 31, 2017	165,136

Deferred tax liabilities	Amount
As of January 1, 2016	79,654
Increase/decrease through the consolidated income statement	16,681
Increase/decrease through other consolidated comprehensive income (equity)	(62)
Other movements	(1,236)
As of December 31, 2016	95,037

Increase/decrease through the consolidated income statement	86,418
Increase/decrease through other consolidated comprehensive income (equity)	-
Other movements	5,128
As of December 31, 2017	186,583

Details for income tax for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the twelve-month period ended December 31,
Item	2017	2016	2015
Current tax	(1,998)	(1,018)	(2,182)
Deferred tax	(117,839)	(648)	(21,608)
- relating to the origination and reversal of temporary differences	(98,508)	(648)	(22,492)
- relating to changes in tax rates	(19,331)	-	884
Total income tax benefit/(expense)	(119,837)	(1,666)	(23,790)

Index
The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to income/(loss) before income tax and the actual income tax expense recognized in the consolidated income statements for the years ended December 31, 2017, 2016 and 2015, are as follows:

	For the year ended December 31,
Concept	2017	2016	2015
Consolidated income / (loss) before taxes	14,950	3,333	(174,396)
Average statutory tax rate	30%	30%	30%
Corporate income tax at average statutory tax rate	(4,485)	(1,000)	52,319
Income tax of associates, net	1,765	2,110	2,341
Differences in foreign tax rates	3,304	(4,930)	(2,389)
Permanent differences	19,324	11,121	(19,456)
Incentives, deductions, and unrecognized tax losses carryforwards	(20,994)	(11,110)	(58,039)
Change in corporate income tax	(19,331)	-	884
U.S. Internal Revenue Code Section 382	(96,328)	-	-
Other non-taxable income/(expense)	(3,092)	2,143	550
Corporate income tax	(119,837)	(1,666)	(23,790)

Permanent differences in 2017, 2016 and 2015 are mainly due to ACT (Mexico).

The main implications derived from the Tax Cuts and Jobs Act in the U.S. entities are:

-
A reduction of the Federal income tax rate from 35% to 21%, effective since January 1, 2018. This measure will imply a reduction of the tax burden of the Company. The effect on the deferred tax assets and liabilities has resulted in a $19 million loss;

-
A limitation of the deduction for net interest expense of all businesses in the U.S.  The new limitation is imposed on net interest expense that exceeds 30% of EBITDA from 2018 to 2021, and 30% of EBIT from 2022 onwards. Interests disallowed would be deducted in the future in the event that those limits are not exceeded. After having considered the impacts of Section 382 commented above, the Company does not expect significant negative effects from this net interest expense limitation;

-
NOLs arising in tax years beginning after 2017 would be limited to 80% of taxable income. For new NOLs recognized after 2017, an indefinite carryforward would be allowed. The limitation of 80% is not applicable for NOLs generated before 2018. For existing NOLs before 2018, a carryforward of 20 years is still applicable. The new limitation does not trigger adverse tax effects to the U.S. subsidiaries of the Company considering the amount of NOLs to be generated in upcoming years and the projected amount of taxable income of these entities after having considered the impacts of Section 382;

-
Base erosion anti-abuse tax (BEAT): The BEAT applies to certain U.S. corporations that make relevant deductible payments to foreign affiliates. The excess of 10% of a corporation’s taxable income increased by those payments to foreign related parties over its regular tax liability, will be the base erosion tax due. BEAT provisions do not trigger adverse tax consequences for the U.S. subsidiaries of the Company considering the amount of payments made to foreign affiliates for management and support services;

-	Potential tax erosion in the U.S.: The Company does not expect to have material adverse tax consequences in the U.S. subsidiaries as a result of the measures previously described.

Index
Note 19.- Third-party guarantees and commitments

Third-party guarantees

At the close of 2017 the overall sum of Bank Bond and Surety Insurance directly deposited by the subsidiaries of the Company as a guarantee to third parties (clients, financial entities and other third parties) amounted to $32,428 thousand attributed to operations of technical nature ($27,163 thousand as of December 31, 2016). In addition, in the third quarter of 2017 the Company issued the guarantees amounting to $112 million previously issued by Abengoa related to operations of technical nature (see Note 10).

Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2017 and 2016:

2017	Total	2018	2019 and 2020	2021 and 2022	Subsequent

Corporate debt	643,083	68,907	253,393	107,316	213,467
Loans with credit institutions (project debt)	4,628,289	215,117	457,853	539,466	3,415,853
Notes and bonds (project debt)	846,919	31,174	53,620	54,395	707,730
Purchase commitments	3,149,813	141,867	230,014	259,845	2,518,087
Accrued interest estimate during the useful life of loans	3,129,321	340,481	630,108	559,856	1,598,876

2016	Total	2017	2018 and 2019	2020 and 2021	Subsequent

Corporate debt	668,201	291,861	376,340	-	-
Loans with credit institutions (project debt)*	4,498,930	183,929	388,679	459,361	3,466,961
Notes and bonds (project debt)	831,538	27,225	49,422	48,740	706,151
Purchase commitments	2,894,146	136,032	263,398	246,904	2,247,812
Accrued interest estimate during the useful life of loans	3,356,750	332,408	617,852	543,927	1,862,563

*	According to contracted maturities.

Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million.  On July 5, 2017, Seguros Inbursa, the insurer of Pemex, joined as a second claimant in the process.  The Company does not expect this proceeding to have a material adverse effect on their financial position, cash flows or results of operations. In the event that the arbitration results in a negative outcome,   the Company expects these damages to be covered by the existing insurance policy.

Index
A number of Abengoa’s subcontractors and insurance companies that issued bonds covering such contracts in the United States have included subsidiaries of the Company as co-defendants in claims against Abengoa. Generally the subsidiaries of the Company have been dismissed as defendants at early stages of the processes but there remain pending cases including Arb Inc. with a potential total claim of approximately $33 million and a group of insurance companies with a potential total claim of approximately $200 million.  Based on the assessment of the Company with information currently available, the Company does not expect these proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, cash flows or results of operations.

The Company is not a party to any other significant legal proceeding other than legal proceedings arising in the ordinary course of its business. The Company is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While the Company does not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings the Company is not able to predict their ultimate outcomes, some of which may be unfavorable to the Company.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the years ended December 31, 2017, 2016 and 2015:

	For the twelve-month year ended December 31,
Other operating income	2017	2016	2015

Grants	59,707	59,085	67,859
Income from various services and insurance proceeds	21,137	6,453	998
Total	80,844	65,538	68,857

	For the twelve-month year ended December 31,
Other operating expenses	2017	2016	2015
Leases and fees	(6,641)	(5,309)	(3,865)
Operation and maintenance	(129,873)	(133,292)	(116,405)
Independent professional services	(36,178)	(30,515)	(19,046)
Supplies	(20,350)	(17,177)	(18,001)
Insurance	(24,289)	(23,390)	(20,277)
Levies and duties	(52,409)	(44,440)	(32,352)
Other expenses	(14,721)	(6,195)	(14,882)
Total	(284,461)	(260,318)	(224,828)

Grants income mainly relate to ITC cash grants and implicit grants recorded for accounting purposes in relation to the FFB loans with interest rates below market rates in Solana and Mojave projects (See Note 16).

Residual increase in other operating income relates primarily to insurance proceeds from claims in some assets of the Company.

The Company changed the presentation of “Other operating expenses” in 2016 to better reflect the nature of its business and costs. Prior years amounts have been reclassified to conform to the new classification presented in the table above.

Index
Note 21.- Financial Income and expenses

The following table sets forth financial income and expenses for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
Financial income	2017	2016	2015
Interest income from loans and credits	325	286	933
Interest rates benefits derivatives: cash flow hedges	682	3,012	2,531
Total	1,007	3,298	3,464

	For the year ended December 31,
Financial expenses	2017	2016	2015
Expenses due to interest:
- Loans from credit entities	(253,660)	(242,919)	(197,929)
- Other debts	(137,562)	(90,995)	(81,853)
Interest rates losses derivatives: cash flow hedges	(72,495)	(74,093)	(54,139)
Total	(463,717)	(408,007)	(333,921)

Interests from other debts are primarily interest on the notes issued by ATS, ATN, ATN2, Atlantica Yield and Solaben Luxembourg and interest related to the investment from Liberty. Increase in 2017 is primarily due to the higher increase in the amortized cost of the Liberty debt by $50 million compared to the year 2016 (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item is impacting the consolidated income statement.

Other net financial income and expenses

The following table sets out Other net financial income and expenses for the years 2017, 2016 and 2015:

	For the year ended December 31,
Other financial income / (expenses)	2017	2016	2015
Dividend from ACBH (Brazil)	10,383	27,948	18,400
Impairment preferred equity investment in ACBH (see Note 8)	-	(22,076)	(210,435)
Other financial income	28,809	13,027	1,520
Other financial losses	(20,758)	(10,394)	(9,638)
Total	18,434	8,505	(200,153)

According to the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica Yield is the legal owner of the dividends declared on February 24, 2017 and retained from Abengoa amounting to $10.4 million. As a result, the Company recorded $10.4 million as Other financial income in accordance with the accounting treatment previously given to the ACBH dividend.

Other financial losses for the year ended December 31, 2017 consist primarily of a loss resulting from the derecognition of the fair value assigned to ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments for $5.8 million (see Note 8). Residual items presented as Other financial losses are guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Other financial income consists primarily of $16.2 million income as a result of the termination of the currency swap agreement with Abengoa (see Note 9) and the profit resulting from the sale of the majority of the Abengoa Debt and Equity instruments for $6.5 million (see Note 8).

Index
Note 22.- Earnings per share

Basic earnings per share for the year 2017 has been calculated by dividing the profit/(loss) attributable to equity holders of the company by the number of shares outstanding. Diluted earnings per share equals basic earnings per share for the period presented.

	For the year ended December 31,
Item	2017	2016	2015
Profit/(loss) from continuing operations attributable to Atlantica Yield Plc.	(111,804)	(4,855)	(209,005)
Profit/(loss) from discontinuing operations attributable to Atlantica Yield Plc.	-	-	-
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	100,217	92,795
Earnings per share from continuing operations (US dollar per share) - basic and diluted	(1.12)	(0.05)	(2.25)
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	-	-	-
Earnings per share from profit/ (loss) for the period (US dollar per share) - basic and diluted	(1.12)	(0.05)	(2.25)

Note 23.- Other information

23.1 Restricted Net assets

Certain of the consolidated entities are restricted from remitting certain funds to Atlantica Yield plc. as a result of a number of regulatory, contractual or statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios. In addition, some of the assets of the Company have forbearance in relation to cross defaults and change of ownership provisions with Abengoa, under certain conditions. Under the definition of the Securities and Exchange Commission Regulation S-X Rule 12-04, these are also considered restricted for the purposes of this calculation. At December 31, 2017, the accumulated amount of the temporary restrictions for the entire restricted term of these affiliates was $566 million.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04 and concluded the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2017. Therefore, the separate financial statements of Atlantica Yield, Plc. do have to be presented (see Appendix V (Schedule I) for details).

23.2 Subsequent events

On February 27, 2018, the Board of Directors of the Company approved a dividend of $0.31 per share, which is expected to be paid on or about March 27, 2018.

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Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2017

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY infraestructuras, S.L.	ABY Infraestructuras	Sevilla (Spain)	100.00	(5)
ABY infrastructures USA LLC.	ABY Infrastructures	Arizona (United States)	100.00	(5)
ABY Concessions Infrastructures, S.LU.	ACIN	Sevilla (Spain)	100.00	(5)
ABY Concessions Perú, S.A.	ACP	Lima (Peru)	100.00	(5)
ABY Holdings USA LLC		Arizona (United States)	100.00	(5)
ASHUSA Inc.	ABSA	Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd	ASA	Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.	ABSU	Arizona (United States)	100.00	(5)
Atlantica Yield Chile SpA		Santiago de Chile (Chile)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ABY Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Argelia)	51.00	(4)
Arizona Solar One, LLC.	ASO	Colorado (United States)	100,00	(3)
ASO Holdings Company, LLC.	ASOH	Colorado (United States)	100.00*	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
Banitod, S.A..		Montevideo (Uruguay)	100.00	(5)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.	ESI	Sevilla (Spain)	100.00	(5)
Extremadura Equity Investments Sárl.	EEI	Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Sevilla (Spain)	80.00	(3)
Geida Skikda, S.L.	Geida Skikda	Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Sevilla (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Sevilla (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Helios 1	Sevilla (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.L.	Helios 2	Sevilla (Spain)	100.00	(3)
Hypesol Energy Holding, S.L.	Hypesol	Sevilla (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	KSO	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.	LEI	Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.	Logrosan 2	Sevilla (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.	MSH	Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
RRHH Servicios Corporativos, S. de R.L. de C.V.	Servicios Corporativos	Santa Barbara. (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Sevilla (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.	SL	Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (Spain)	87.00	(3)
ABY Servicios Corporativos S.A.	ABYSC	Sevilla (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Sevilla (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.	SSI	Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty (US tax equity investor, non-related party).

The Appendices are an integral part of the Notes to the financial statements.

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Appendices

Appendix I

Entities included in the Group as subsidiaries as of December 31, 2016

Company name	Project name	Registered address	% of nominal share	Business
ACT Energy México, S. de R.L. de C.V.	ACT	Santa Barbara (Mexico)	100.00	(2)
ABY infraestructuras, S.L.	ABY Infraestructuras	Sevilla (Spain)	100.00	(5)
ABY infrastructures USA LLC.	ABY Infrastructures	Arizona (United States)	100.00	(5)
ABY Concessions Infrastructures, S.LU.	ACIN	Sevilla (Spain)	100.00	(5)
ABY Concessions Perú, S.A.	ACP	Lima (Peru)	100.00	(5)
ASHUSA Inc.	ABSA	Arizona (United States)	100.00	(5)
ABY South Africa (Pty) Ltd	ASA	Pretoria (South Africa)	100.00	(5)
ASUSHI, Inc.	ABSU	Arizona (United States)	100.00	(5)
ATN, S.A.	ATN	Lima (Peru)	100.00	(1)
ABY Transmisión Sur, S.A.	ATS	Lima (Peru)	100.00	(1)
ACT Holdings, S.A. de C.V.	ACT Holding	México D.F. (Mexico)	100.00	(5)
Aguas de Skikda S.P.A.	Skikda	Dely Ibrahim (Argelia)	51.00	(4)
Arizona Solar One, LLC.	ASO	Colorado (United States)	100,00	(3)
ASO Holdings Company, LLC.	ASOH	Colorado (United States)	100.00*	(5)
ATN 2, S.A.	ATN 2	Lima (Peru)	100.00	(1)
Cadonal, S.A.	Cadonal	Montevideo (Uruguay)	100.00	(3)
Carpio Solar Inversiones, S.A.	Carpio	Sevilla (Spain)	100.00	(5)
Ecija Solar Inversiones, S.A.	ESI	Sevilla (Spain)	100.00	(5)
Extremadura Equity Investments Sárl.	EEI	Luxembourg (Luxembourg)	100.00	(5)
Fotovoltaica Solar Sevilla, S.A.	Seville PV	Sevilla (Spain)	80.00	(3)
Geida Skikda, S.L.	Geida Skikda	Madrid (Spain)	67.00	(5)
Helioenergy Electricidad Uno, S.A.	Helioenergy 1	Sevilla (Spain)	100.00	(3)
Helioenergy Electricidad Dos, S.A.	Helioenergy 2	Sevilla (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Helios 1	Sevilla (Spain)	100.00	(3)
Helios II Hyperion Energy Investments, S.L.	Helios 2	Sevilla (Spain)	100.00	(3)
Holding de Energía Eólica S.A.	HE	Montevideo (Uruguay)	100.00	(5)
Hypesol Energy Holding, S.L.	Hypesol	Sevilla (Spain)	100.00	(5)
Kaxu Solar One (Pty) Ltd.	KSO	Gauteng (South Africa)	51.00	(3)
Logrosán Equity Investments Sárl.	LEI	Luxembourg (Luxembourg)	100.00	(5)
Logrosán Solar Inversiones, S.A.	Logrosan	Sevilla (Spain)	100.00	(5)
Logrosán Solar Inversiones Dos, S.L.	Logrosan 2	Sevilla (Spain)	100.00	(5)
Mojave Solar Holdings, LLC.	MSH	Colorado (United States)	100.00	(5)
Mojave Solar LLC.	Mojave	Arizona (United States)	100.00	(3)
Palmatir S.A.	Palmatir	Montevideo (Uruguay)	100.00	(3)
Palmucho, S.A.	Palmucho	Santiago de Chile (Chile)	100.00	(1)
RRHH Servicios Corporativos, S. de R.L. de C.V.	Servicios Corporativos	Santa Barbara. (Mexico)	100.00	(5)
Sanlucar Solar, S.A.	PS-10	Sevilla (Spain)	100.00	(3)
Solaben Electricidad Uno S.A.	Solaben 1	Caceres (Spain)	100.00	(3)
Solaben Electricidad Dos S.A.	Solaben 2	Caceres (Spain)	70.00	(3)
Solaben Electricidad Tres S.A.	Solaben 3	Caceres (Spain)	70.00	(3)
Solaben Electricidad Seis S.A.	Solaben 6	Caceres (Spain)	100.00	(3)
Solaben Luxembourg S.A.	SL	Luxembourg (Luxembourg)	100.00	(5)
Solacor Electricidad Uno, S.A.	Solacor 1	Sevilla (Spain)	87.00	(3)
Solacor Electricidad Dos, S.A.	Solacor 2	Sevilla (Spain)	87.00	(3)
ABY Servicios Corporativos S.A.	ABYSC	Sevilla (Spain)	100.00	(5)
Solar Processes, S.A.	PS-20	Sevilla (Spain)	100.00	(3)
Solnova Solar Inversiones, S.A.	SSI	Seville (Spain)	100.00	(5)
Solnova Electricidad, S.A.	Solnova 1	Seville (Spain)	100.00	(3)
Solnova Electricidad Tres, S.A.	Solnova 3	Seville (Spain)	100.00	(3)
Solnova Electricidad Cuatro, S.A.	Solnova 4	Seville (Spain)	100.00	(3)
Transmisora Mejillones, S.A.	Quadra 1	Santiago de Chile (Chile)	100.00	(1)
Transmisora Baquedano, S.A.	Quadra 2	Santiago de Chile (Chile)	100.00	(1)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company
*	100% of Class A shares held by Liberty (US tax equity investor, non-related party).

The Appendices are an integral part of the Notes to the financial statements.

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Appendices

Appendix II

Investments recorded under the equity method as of December 31, 2017

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Geida Tlemcen	Madrid (Spain)	50.0	(4)
Pectonex R.F.	Pectonex	Pretoria (South Africa)	50.0	(3)
Evacuación Villanueva del Rey, S.L.	Villanueva del Rey	Sevilla (Spain)	40.0	(3)

Investments recorded under the equity method as of December 31, 2016

Company name	Project name	Registered address	% of nominal share	Business
Evacuacion Valdecaballeros, S.L.	Valdecaballeros	Caceres (Spain)	57.2	(3)
Geida Tlemcen S.L.	Geida Tlemcen	Madrid (Spain)	50.0	(4)
Pectonex R.F.	Pectonex	Pretoria (South Africa)	50.0	(3)
Evacuación Villanueva del Rey, S.L.	Villanueva del Rey	Sevilla (Spain)	40.0	(3)

(1)	Business sector: Electric transmission lines
(2)	Business sector: Efficient natural gas
(3)	Business sector: Renewable energy
(4)	Business sector: Water
(5)	Holding Company

The Appendices are an integral part of the Notes to the consolidated financial statements.

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Appendices	Appendix III-1

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2017 and 2016

Description of the Arrangements

Solana

Solana is a 250 MW net (280 MW gross) solar electric generation facility located in Maricopa County, Arizona, approximately 70 miles southwest of Phoenix. Arizona Solar One LLC, or Arizona Solar, owns the Solana project. Solana includes a 22-mile 230kV transmission line and a molten salt thermal energy storage system. The construction of Solana commenced in December 2010 and Solana reached COD on October 9, 2013.

Solana has a 30-year, PPA with Arizona Public Service, or APS, approved by the Arizona Corporation Commission (ACC). The PPA provides for the sale of electricity at a fixed price per MWh with annual increases of 1.84% per year. The PPA includes limitations on the amount and condition of the energy that is received by APS with minimum and maximum thresholds for delivery capacity that must not be breached.

Mojave

Mojave is a 250 MW net (280 MW gross) solar electric generation facility located in San Bernardino County, California, approximately 100 miles northeast of Los Angeles. Abengoa commenced construction of Mojave in September 2011 and Mojave reached COD on December 1, 2014.

Mojave has a 25-year, PPA with Pacific Gas & Electric Company, or PG&E, approved by the California Public Utilities Commission (CPUC). The PPA began on COD. The PPA provides for the sale of electricity at a fixed base price per MWh without any indexation mechanism, including limitations on the amount and condition of the energy that is received by PG&E with minimum and maximum thresholds for delivery capacity that must not be breached.

Palmatir

Palmatir is an on-shore wind farm facility in Uruguay with nominal installed capacity of 50 MW. Palmatir has 25 wind turbines and each turbine has a nominal capacity of 2 MW. UTE (Administracion Nacional de Usinas y Transmisiones Electricas), Uruguay’s state-owned electricity company, has agreed to purchase all energy produced by Palmatir pursuant to a 20-year PPA.

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Palmatir reached COD in May 2014. The wind farm is located in Tacuarembo, 170 miles north of the city of Montevideo.

Palmatir signed a PPA with UTE on September 14, 2011 for 100% of the electricity produced, approved by URSEA (Unidad Reguladora de Servicios de Energia y Agua). UTE will pay a fixed-price tariff per MWh under the PPA, which is denominated in U.S. dollars and will be partially adjusted in January of each year according to a formula based on inflation.

Cadonal

Cadonal is an on-shore wind farm facility in Uruguay with nominal installed capacity of 50 MW. Cadonal has 25 wind turbines and each turbine has a nominal capacity of 2 MW each. UTE (Administracion Nacional de Usinas y Trasmisiones Electricas), Uruguay´s state-owned electricity company, has agreed to purchase all energy produced by Cadonal pursuant to a 20-year PPA.

Cadonal reached COD in December 2014. The wind farm is located in Flores, 105 miles north of the city of Montevideo.

Cadonal signed a PPA with UTE on December 28, 2012 for 100% of the electricity produced, approved by URSEA (Unidad Reguladora de Servicios de Energia y Agua). UTE pays a fixed tariff per MWh under the PPA, which is denominated in U.S. dollars and will be adjusted every January considering both U.S. and Uruguay´s inflation indexes and the exchange rate between Uruguayan pesos and U.S. dollars.

Solaben 2 & Solaben 3

The Solaben 2 and Solaben 3 are two 50 MW Concentrating Solar Power facilities and are part of Abengoa’s Extremadura Solar Complex. The Extremadura Solar Complex consists of four Concentrating Solar Power plants (Solaben 1, Solaben 2, Solaben 3 and Solaben 6), and is located in the municipality of Logrosan, Spain. Abengoa commenced construction of Solaben 2 and Solaben 3 in August 2010. Solaben 2 reached COD in June 2012 and Solaben 3 reached COD in October 2012. Solaben Electricidad Dos, S.A., or SE2, owns Solaben 2 and Solaben Electricidad Tres, S.A., or SE3, owns Solaben 3.

Renewable energy plants in Spain, like Solaben 2 and Solaben 3, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solaben 2 and Solaben 3 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Solacor 1 & Solacor 2

The Solacor 1 and Solacor 2 are two 50 MW Concentrating Solar Power facilities and are part of Abengoa’s El Carpio Solar Complex, located in the municipality of El Carpio, Spain. The Carpio Solar Complex consists in a conventional parabolic trough Concentrating Solar Power system to generate electricity. Abengoa commenced construction of Solacor 1 and Solacor 2 in September 2010. The COD was reached in two phases, the first one, Solacor 1, was reached in February 2012 and the second one, Solacor 2, was reached in March 2012. JGC Corporation holds 13% of Solacor 1 & Solacor 2, a Japanese engineering company.

Renewable energy plants in Spain, like Solacor 1 and Solacor 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solacor 1 and Solacor 2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

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ACT

The ACT plant is a gas-fired cogeneration facility with a rated capacity of approximately 300 MW and between 550 and 800 metric tons per hour of steam. The plant includes a substation and an approximately 52 mile and 115-kilowatt transmission line.

On September 18, 2009, ACT Energy México entered into the Pemex Conversion Services Agreement, or the Pemex CSA, with Petroleos Mexicanos, or Pemex. Pemex is a state-owned oil and gas company supervised by the Comision Reguladora de Energía (CRE), the Mexican state agency that regulates the energy industry. The Pemex CSA has a term of 20 years from the in-service date and will expire on March 31, 2033.

According to the Pemex CSA, ACT must provide, in exchange for a fixed price with escalation adjustments, services including the supply and transformation of natural gas and water into thermal energy and electricity. Part of the electricity is to be supplied directly to a Pemex facility nearby, allowing the Comision Federal de Electricidad (CFE) to supply less electricity to that facility. Approximately 90% of the electricity must be injected into the Mexican electricity network to be used by retail and industrial end customers of CFE in the region. Pemex is then entitled to receive an equivalent amount of energy in more than 1,000 of their facilities in other parts of the country from CFE, following an adjustment mechanism under the supervision of CFE.

The Pemex CSA is denominated in U.S. dollars. The price is a fixed tariff and will be adjusted annually, part of it according to inflation and part according to a mechanism agreed in the contract that on average over the life of the contract reflects expected inflation. The components of the price structure and yearly adjustment mechanisms were prepared by Pemex and provided to bidders as part of the request for proposal documents.

ATN

ATN, or the ATN Project, in Peru is part of the SGT (Sistema Garantizado de Transmision), which includes all transmission line concessions allocated by a bidding process by the government and is comprised of the following facilities:

(i)	the approximately 356 mile, 220kV line from Carhuamayo-Paragsha-Conococha-Kiman-Ayllu-Cajamarca Norte;

(ii)	the 4.3 mile, 138kV link between the existing Huallanca substation and Kiman Ayllu substations;

(iii)	the 1.9 mile, 138kV link between the 138kV Carhuamayo substation and the 220kV Carhuamayo substation;

(iv)	the new Conococha and Kiman Ayllu substations; and

(v)	the expansion of the Cajamarca Norte, 220kV Carhuamayo, 138kV Carhuamayo and 220kV Paragsha substations.

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Pursuant to the initial concession agreement, the Ministry of Energy, on behalf of the Peruvian Government, granted ATN a concession to construct, develop, own, operate and maintain the ATN Project. The initial concession agreement became effective on May 22, 2008 and will expire 30 years after COD of the first tranche of the line, which took place in January 2011. ATN is obliged to provide the service of transmission of electric energy through the operation and maintenance of the electric transmission line, according to the terms of the contract and the applicable law.

The laws and regulations of Peru establish the key parameters of the concession contract, the price indexation mechanism, the rights and obligations of the operator and the procedures that have to be followed in order to fix the applicable tariff, which occurs through a regulated bidding process. Once the bidding process is complete and the operator is granted the concession, the pricing of the power transmission service is established in the concession agreement. ATN has a 30-year concession agreement with a fixed-price tariff base denominated in U.S. dollars that is adjusted annually after COD of each line, in accordance with the U.S. Finished Goods Less Food and Energy Index published by the U.S. Department of Labor.

ATS

ABY Transmision Sur, or ATS Project, in Peru is part of the Guaranteed Transmission System, or (Sistema Garantizado de Transmisión) which includes all transmission line concessions allocated by a bidding process by the government, and is comprised of:

(i)	one 500kV electric transmission line and two short 220kV electric transmission lines, which are linked to existing substations;

(ii)	three new 500kV substations; and

(iii)
three existing substations (two existing 220kV substations and one existing 550/220kV substation), through the development of new transformers, line reactors, series reactive compensation and shunt reactions in some substations.

Pursuant to the initial concession agreement, the Ministry of Energy, on behalf of the Peruvian Government, granted ATS a concession to construct, develop, own, operate and maintain the ATS Project. The initial concession agreement became effective on July 22, 2010 and will expire 30 years after COD, which took place in January 2014. ATS is obliged to provide the service of transmission of electric energy through the operation and maintenance of the electric transmission line, according to the terms of the contract and the applicable law.

The laws and regulations of Peru establish the key parameters of the concession contract, the price indexation mechanism, the rights and obligations of the operator and the procedure that has to be followed in order to fix the applicable tariff, which occurs through a regulated bidding process. Once the bidding process is complete and the operator is granted the concession, the pricing of the power transmission service is established in the concession agreement. ATS has a 30-year concession agreement with fixed-price tariff base denominated in U.S. dollars that is adjusted annually after COD of each line, in accordance with the U.S. Finished Goods Less Food and Energy Index published by the U.S. Department of Labor.

Quadra 1 & Quadra 2

Transmisora Mejillones, or Quadra 1, is a 49-miles transmission line project and Tranmisora Baquedano, or Quadra 2, is a 32-miles transmission line project, each connected to the Sierra Gorda substations.

Both projects have concession agreements with Sierra Gorda SCM. The agreements are denominated in U.S. dollars and are indexed mainly to CPI. The concession agreements each have a 21-year term that began on COD, which took place in April 2014 and March 2014 for Quadra 1 and Quadra 2, respectively.

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Quadra 1 and Quadra 2 belong to the Northern Interconnected System (SING), one of the two interconnected systems into which the Chilean electricity market is divided and structured for both technical and regulatory purposes.

As part of the SING, Quadra 1 and Quadra 2 and the service they provide are regulated by several regulatory bodies, in particular: the Superintendent’s office of Electricity and Fuels (Superintendencia de Electricidad y Combustibles, SEC), the Economic Local Dispatch Center (Centro de Despacho Economico de Cargas, CDEC), the National Board of Energy (Comision Nacional de Energia, CNE) and the National Environmental Board (Comision Nacional de Medio Ambiente, CONAMA) and other environmental regulatory bodies.

In all these concession arrangements, the operator has all the rights necessary to manage, operate and maintain the assets and the obligation to provide the services defined above, which are clearly defined in each concession contract and in the applicable regulations in each country.

Helioenergy 1&2

The Helioenergy 1/2 project is located in Ecija, Spain. Abengoa started the construction of Helioenergy in 2010, and reached COD in 2011. Since COD, the projects have obtained good generation results achieving systematically year after year results aligned or above the target productions defined.

Helioenergy relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. Helioenergy evacuates its electricity through an aerial underground line 220 kV from the substation of the plant to a 220 kV line that ends in SET Villanueva del Rey (owned by Red Eléctrica de España), where the connection point of the plant is located.

Renewable energy plants in Spain, like Helionergy 1 and Helionergy 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helionergy 1 and Helionergy 2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Helios 1&2

The Helios 1/2 project is a 100 MW Concentrating Solar Power facility known as Plataforma Solar Castilla la Mancha, located in the municipality of Arenas de San Juan, Puerto Lápice and Villarta de San Juan, Spain. Helios 1 COD was reached in 2Q 2012, Helios 2 COD was reached in 3Q 2012. Since COD, the projects have obtained good generation results aligned or above the production targets.

Helios 1/2 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2.

Index
Renewable energy plants in Spain, like Helios 1 and Helios 2, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helios 1 and Helios 2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Solnova 1,3&4

The Solnova 1/3/4 project is a 150 MW Concentrating Solar Power facility, part of the Sanlucar Solar Platform, located in the municipality of Sanlucar la Mayor, Spain. Solnova 1 COD was reached in 2Q 2010, Solnova 3 COD was reached in 2Q 2010 and Solnova 4 COD was reached in 3Q 2010. Since COD, the projects have obtained good generation results achieving results aligned with the target production numbers.

Solnova 1/3/4 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2.

Solnova 1/3/4 evacuates its electricity through an aerial-underground line 66 kV from the substation of the plant to a 220 kV line that ends in SET Casaquemada, where the connection point of the plant is located.

Renewable energy plants in Spain, like Solnova 1, Solnova 3 and Solnova 4, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solnova 1, Solnova 3 and Solnova 4 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Honaine

The Honaine project is a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbés and Tlemcen, to the southeast. Myah Bahr Honaine Spa, or MBH, is the vehicle incorporated in Algeria for the purposes of owning the Honaine project. Algerian Energy Company, SPA, or AEC, owns 49% and Valoriza Agua S.L., a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project.

AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. It is a joint venture set up in 2001 between the national oil and gas company, Sonatrach, and the national gas and electricity company, Sonelgaz. Each of Sonatrach and Sonelgaz owns 50% of AEC.

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists of desalination using membranes by reverse osmosis. Honaine has a capacity of seven M ft3 per day of desalinated water and it is under operation since July 2012. The project represents approximately 9.0% of Algeria’s total desalination capacity and serves a population of 1.0 million.

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach / Algérienne des Eaux, or ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

Index
Skikda

The Skikda project is a water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Alger. Aguas de Skikda, or ADS, is the vehicle incorporated in Algeria for the purposes of owning the Skikda project. AEC owns 49% and Valoriza Agua S.L. owns the remaining 16.83% of the Skikda project.

AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. It is a joint venture set up in 2001 between the national oil and gas company, Sonatrach, and the national gas and electricity company, Sonelgaz. Each of Sonatrach and Sonelgaz owns 50% of AEC.

The technology selected for the Skikda plant is currently the most commonly used in this kind of project. It consists of the use of membranes to obtain desalinated water by reverse osmosis. Skikda has a capacity of 3.5 M ft3 per day of desalinated water and is in operation since February 2009. The project represents approximately 4.5% of Algeria’s total desalination capacity and serves a population of 0.5 million.

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach / ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

ATN 2

ATN 2, in Peru, is part of the Complementary Transmission System, or Sistema Complementario de Transmision, SCT, and is comprised of the following facilities:

(i) The approximately 130km, 220kV line from SE Cotaruse to Las Bambas;

(ii) The connection to the gate of Las Bambas Substation

(iii) The expansion of the Cotaruse 220kV substation (works assigned to Consorcio Transmantaro)

The Client is Las Bambas Mining Company, a company owned by a partnership conformed by a subsidiary of China Minmetals Corporation (62.5%), a wholly owned subsidiary of Guoxin International Investment Co. Ltd (22.5%) and CITIC Metal Co. Ltd (15.0%). China Minmetals Corporation is the fifth largest metals company included in the Fortune Global 500 list.

Abengoa started the permitting phase of ATN2 Project in May 2011; and the plant reached COD during May 2015.

The ATN2 Project has a 18-year contract period, after that, ATN2 assets will remain as property of the SPV and therefore it is likely a new contract could be negotiated. The ATN2 Project has a fixed-price tariff base denominated in U.S. dollars, partially adjusted annually in accordance with the U.S. Finished Goods Less Food and Energy Index as published by the U.S. Department of Labor. The receipt of the tariff base is independent from the effective utilization of the transmission lines and substations related to the ATN2 Project. The tariff base is intended to provide the ATN2 Project with consistent and predictable monthly revenues sufficient to cover the ATN2 Project’s operating costs and debt service and to earn an equity return. Peruvian law requires the existence of a definitive concession agreement to perform electricity transmission activities where the transmission facilities cross public land or land owned by third parties. On May 31, 2014, the Ministry of Energy granted the project a definitive concession agreement to the transmission lines of the ATN2 Project.

Index
Kaxu

Kaxu Solar One, or Kaxu, is a 100MW solar Conventional Parabolic Trough Project located in Paulputs in the Northern Cape Province of South Africa, approximately 30 km north east of the small town of Pofadder. Atlantica Yield, through Abengoa Solar South Africa (Pty) Ltd., owns 51% of the Kaxu Project. The Project Company, named Kaxu Solar One (Pty) Ltd., is owned by a consortium composed by Abengoa Solar South Africa (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

The project reached COD in February 2015.

Kaxu has a 20-year PPA with Eskom SOC Ltd., or Eskom, under a take or pay contract for the purchase of electricity up to the contracted capacity from the facility. Eskom purchases all the output of the Kaxu Plant under a fixed price formula in local currency subject to indexation to local inflation which protects the Company from potential devaluation over the long term. Being the project COD February 2015, the PPA expires on February 2035.

Solaben 1&6

The Solaben 1&6 is a 100MW Concentrated Solar Power facility part of the Extremadura Solar Platform, located in the municipality of Logrosán, Spain. Solaben 1/6 COD was reached on September 1, 2013. Since COD, the projects have obtained good generation aligned with the target production figures.

Solaben 1&6 relies on a Conventional Parabolic through Concentrating Solar Power system to generate electricity. The technology is identical to the one used at Solaben 2/3 and Solacor 1/2 projects.

Renewable energy plants in Spain, like Solaben 1 and Solaben 6, are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Solaben 1 and Solaben 6 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comisión Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Index
Appendices
Appendix III-2

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2017

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	1,993,171	(275,591)	11,795	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,585,219	(193,029)	50,160	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(29,495)	5,767	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	120,411	(33,682)	3,711	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	326,074	(48,837)	14,274	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	326,203	(51,242)	14,725	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	324,854	(56,034)	13,686	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	336,510	(57,130)	13,324	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	333,779	(76,622)	18,325	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Index
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	313,593	(69,392)	19,054	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	291,151	(63,617)	18,227	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	329,823	(52,625)	11,127	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	321,018	(49,606)	12,038	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Index
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	324,738	(56,101)	17,601	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	325,472	(53,243)	17,972	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	316,797	(39,172)	14,672	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	313,677	(38,720)	14,112	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	604,898	(87,482)	29,991	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation
Efficient natural gas:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	660,432	-	110,208	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Index
Electric transmission lines:
ATS	Peru	(O)	100	30 Years	Republic of Peru	(I)	531,209	(68,700)	24,496	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100	30 Years	Republic of Peru	(I)	319,875	(70,611)	2,725	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100	21 Years	Sierra Gorda	(F)	41,583	-	4,811	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100	21 Years	Sierra Gorda	(F)	55,480	-	6,434	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100	18 Years	Las Bambas Mining	(F)	83,851	-	12,477	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	25 Years	Sonatrach & ADE	(F)	90,326	-	16,908	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Argelia	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2017.
(2)
Liberty Interactive Corporation agreed to invest $300 million in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana on October 2, 2013. Itochu Corporation holds 30% of the economic rights to each of Solaben 2 and Solaben 3. JGC Corporation holds 13% of the economic rights to each Solacor 1 and Solacor 2. Algerian Energy Company, SPA, or AEC, owns 49% and Valoriza Agua, S.L., a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project. AEC owns 49% and Valoriza Agua S.L. owns the remaining 16.83% of the Skikda project. Industrial Development Corporation of South Africa (29%) & Kaxu Community Trust (20%) for the Kaxu Project

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the offtaker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2017.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the consolidated financial statements.

Index
Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2016

Project name	Country	Status(1)	% of Nominal Share(2)	Period of Concession(4)(5)	Offtaker(7)	Financial/ Intangible(3)	Assets/ Investment	Accumulated Amortization	Operating Profit/ (Loss)(8)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Solana	USA	(O)	100.0	30 Years	APS	(I)	2,034,335	(215,987)	7,324	Fixed price per MWh with annual increases of 1.84% per year	30-year PPA with APS regulated by ACC
Mojave	USA	(O)	100.0	25 Years	PG&E	(I)	1,585,159	(130,348)	50,460	Fixed price per MWh without any indexation mechanism	25-year PPA with PG&E regulated by CPUC and CAEC
Palmatir	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	146,274	(22,362)	1,238	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Cadonal	Uruguay	(O)	100.0	20 Years	UTE, Uruguay Administration	(I)	120,411	(28,616)	(14,443)	Fixed price per MWh in USD with annual increases based on inflation	20-year PPA with UTE, Uruguay state-owned utility
Solaben 2	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	286,577	(34,792)	11,128	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 3	Spain	(O)	70.0	25 Years	Kingdom of Spain	(I)	286,824	(37,014)	12,536	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Index
Solacor 1	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	284,835	(41,011)	12,327	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solacor 2	Spain	(O)	87.0	25 Years	Kingdom of Spain	(I)	295,146	(41,688)	12,008	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	292,417	(58,869)	16,975	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	274,736	(53,280)	15,168	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	255,078	(48,649)	16,333	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	289,739	(38,111)	12,935	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	282,015	(35,631)	12,755	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Index
Helioenergy 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	284,492	(41,603)	14,087	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	285,288	(39,025)	14,354	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	277,563	(26,392)	11,952	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solaben 6	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I)	274,643	(26,090)	12,358	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Kaxu	South Africa	(O)	51.0	20 Years	Eskom	(I)	546,861	(52,126)	36,708	Take or pay contract for the purchase of electricity up to the contracted capacity from the facility.	20-year PPA with Eskom SOC Ltd. With a fixed price formula in local currency subject to indexation to local inflation
Efficient natural gas:
ACT	Mexico	(O)	100.0	20 Years	Pemex	(F)	646,962	-	110,792	Fixed price to compensate both investment and O&M costs, established in USD and adjusted annually partially according to inflation and partially according to a mechanism agreed in contract	20-year Services Agreement with Pemex, Mexican oil & gas state-owned company

Index
Electric transmission lines:
ATS	Peru	(O)	100	30 Years	Republic of Peru	(I)	530,871	(51,019)	25,610	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
ATN	Peru	(O)	100	30 Years	Republic of Peru	(I)	319,958	(59,839)	1,134	Tariff fixed by contract and adjusted annually in accordance with the US Finished Goods Less Food and Energy inflation index	30-year Concession Agreement with the Peruvian Government
Quadra I	Chile	(O)	100	21 Years	Sierra Gorda	(F)	41,595	-	4,188	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
Quadra II	Chile	(O)	100	21 Years	Sierra Gorda	(F)	55,417	-	5,049	Fixed price in USD with annual adjustments indexed mainly to US CPI	21-year Concession Contract with Sierra Gorda regulated by CDEC and the Superentendencia de Electricidad, among others
ATN 2	Peru	(O)	100	18 Years	Las Bambas Mining	(F)	86,238	-	14,497	Fixed-price tariff base denominated in U.S. dollars with Las Bambas	18 years purchase agreement
Water:
Skikda	Argelia	(O)	34.2	25 Years	Sonatrach & ADE	(F)	93,170	-	14,416	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement
Honaine	Argelia	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(9)	N/A(9)	N/A(9)	U.S. dollar indexed take- or-pay contract with Sonatrach / ADE	25 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2016.
(2)
Liberty Interactive Corporation agreed to invest $300 million in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana on October 2, 2013. Itochu Corporation holds 30% of the economic rights to each of Solaben 2 and Solaben 3. JGC Corporation holds 13% of the economic rights to each Solacor 1 and Solacor 2. Algerian Energy Company, SPA, or AEC, owns 49% and Valoriza Agua, S.L., a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project. AEC owns 49% and Valoriza Agua, S.L. owns the remaining 16.83% of the Skikda project. Industrial Development Corporation of South Africa (29%) & Kaxu Community Trust (20%) for the Kaxu Project

(3)	Classified as concessional financial asset (F) or as intangible assets (I).
(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods, except for ATN and ATS.
(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.
(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.
(7)	In each case the offtaker is the grantor.
(8)	Figures reflect the contribution to the consolidated financial statements of Atlantica Yield Plc. as of December 31, 2016.
(9)	Recorded under the equity method.

The Appendices are an integral part of the Notes to the consolidated financial statements.

Index
Appendices

Appendix IV

Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2017

Subsidiary name	Non- controlling interests name	% of non- controlling interests held	Dividends paid to non- controlling interests	Profit/(Loss) of non- controlling interests in AY consolidated net result 2017	Non- controlling interests in AY consolidated equity as of December 31, 2017	Non-current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	(5,678)	1,885	526,518	67,294	569,634	20,241	(11,496)	(7,178)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	1,834	8,358	51,232	90,524	31,247	30,145	7,216	9,961	-

* Stand-alone figures as of December 31, 2017

** Atlantica Yield Plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling interests of the SPV, Aguas de Skikda S.P.A.

Index
Additional Information of Subsidiaries including material Non-controlling interest as of December 31, 2016

Subsidiary name	Non- controlling interests name	% of non- controlling interests held	Dividends paid to non- controlling interests	Profit/(Loss) of non- controlling interests in AY consolidated net result 2016	Non- controlling interests in AY consolidated equity as of December 31, 2016	Non- current assets*	Current Assets*	Non- current liabilities*	Current liabilities*	Net Profit /(Loss)*	Total Comprehensive income*

Kaxu Solar One (Pty) Ltd.	Industrial Development Corporation of South Africa (IDC)	29%	-	(3,244)	8,529	495,946	54,717	111,264	421,993	(7,513)	(4,744)
	Kaxu Community Trust	20%
Aguas de Skikda S.P.A.	Algerian Energy Company S.P.A.	49%**	4,141	7,284	47,796	96,052	29,769	36,591	7,304	13,800	-

* Stand-alone figures as of December 31, 2016

** Atlantica Yield Plc. owns 67% of the shares in Geida Skikda, S.L., which in its turn owns 51% of Aguas de Skikda S.P.A., so that indirectly Atlantica Yield Plc. owns 34.17% of Aguas de Skikda S.P.A. The table only shows information related to the Non-Controlling interests of the SPV, Aguas de Skikda S.P.A.

Index
Appendices
Appendix V (Schedule I)
Condensed Financial Statements of Atlantica Yield plc
Condensed statements of financial position of Atlantica Yield Plc.
– Amounts in thousands of usd –

	As of December 31,
	2017	2016
Assets
Investment in affiliates	2,044,967	2,035,598
Loans to affiliates	647,911	704,916
Cash and cash equivalents	148,525	122,154
Other assets	3,704	23,936
Total assets	2,845,107	2,886,604
Liabilities and Equity
Borrowings	386,616	412,839
Notes and bonds	256,468	255,362
Intercompany liabilities	103,796	54,687
Other Liabilities	11,168	10,296
Total Liabilities	758,048	733,184
Common Stock	10,022	10,022
Additional paid-in capital	1,981,881	1,981,881
Distributable reserves	42,410	116,375
Other reserves	181	13,879
Accumulated gains (losses)-net	52,565	31,263
Total shareholders’s equity	2,087,059	2,153,420
Total liabilities and equities	2,845,107	2,886,604

Index
Condensed income statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2017	2016	2015
Income from
Services	123,944	114,653	65,170
Other financial income	17,419	8	194
Total income	141,363	114,661	65,364
Expenses
Other operating expenses	(21,173)	(26,132)	(10,005)
Interest	(46,292)	(35,615)	(27,783)
Other financial expenses	(21,333)	(21,651)	(246,982)
Total expenses	(88,798)	(83,398)	(284,770)
Income/(Loss) before income taxes	52,565	31,263	(219,406)
Income tax benefits/(expense)	-	-	(209)
Profit/(Loss) for the year	52,565	31,263	(219,615)

Index
Other comprehensive income statement of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2017	2016	2015

Profit/(loss) for the year	52,565	31,263	(219,615)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(13,666)	7,213	3,683
Net income/(expenses) recognized directly in equity	(13,666)	7,213	3,683
Cash flow hedges	(32)	2,321	662
Transfer to income statement	(32)	2,321	662
Other comprehensive income/(loss) for the year	(13,698)	9,534	4,345
Total comprehensive income/(loss) for the year	38,867	40,797	(215,270)

Index
Condensed cash flow statements of Atlantica Yield, Plc.
– Amounts in thousands of usd –

	For the year ended December 31,
	2017	2016	2015
Cash Flow from operating activities	34,937	5,911	(15,943)
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	151,033	97,341	(939,503)

Net decrease (increase) in other assets	-	-	(157)

Cash (used for)/provided by investing activities	151,033	97,341	(939,660)
Cash Flow—financing activities
Net increase/(decrease) in borrowings and other liabilities	(64,754)	-	310,462

Dividend paid to shareowner	(94,845)	(26,585)	(128,859)

Capital increase and other	-	-	664,120

Cash from financing activities	(159,599)	(26,585)	845,723

Increase (decrease) in cash and cash equivalents during the year	26,371	76,667	(109,880)

Cash and cash equivalent at the beginning of the year	122,154	45,487	155,367

Cash and cash equivalent at the end of the year	148,525	122,154	45,487

Index
Notes to the Condensed Financial Statements

Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of Atlantica Yield plc, other comprehensive income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

a)
The presentation of Atlantica Yield plc stands alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting and that financial income from credits to companies in the group are recorded under Income from services, given that the company is a holding and this type of service is part of its primary activity. Such investments are presented on the statements of financial position as “Investment in and loans to affiliates” at cost less any identified impairment loss.

b)
As of December 31, 2017, 2016 and 2015 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)
For the year ended December 31, 2017, 2016 and 2015, cash dividend of $10,383 thousand, $29,737 thousand and $18,400 thousand were declared to the Company by its consolidated subsidiaries or associates, respectively.

Reconciliation of the stand-alone to consolidated financial statements of Atlantica Yield Plc.

Profit/(Loss) Reconciliation	For the year ended December 31,
	2017	2016	2015
Stand-alone—IFRS profit/(loss) for the period	52,565	31,263	(219,615)
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(164,369)	(36,118)	10,610
Consolidated IFRS profit/(loss) for the period attributable to Atlantica Yield plc	(111,804)	(4,855)	(209,005)

Equity Reconciliation	As of December 31,
	2017	2016	2015

Stand-alone—IFRS shareholders equity	2,087,059	2,153,420	2,158,021
Additional shareholders equity if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(191,606)	(194,309)	(134,520)
Consolidated IFRS shareholders equity	1,895,453	1,959,111	2,023,501

SCHEDULE B

FOREWORD

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition (the “Acquisition”) by Algonquin Power and Utilities Corp. (“APUC” or the “Company”) of a 25% equity interest in Atlantica Yield plc (“Atlantica”) accounted under the fair value method. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had closed on December 31, 2017. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 give effect to the Acquisition as if it had closed on January 1, 2017.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that Management believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transaction described above had been effected on the date indicated or the results which may be obtained in the future. The equity investment will reflect the fair value at the actual purchase date and each balance sheet date in the future which may differ materially from the valuation reflected herein.

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Balance Sheet
December 31, 2017
(in millions of Canadian dollars)
	APUC	Pro Forma Adjustments		Pro forma Consolidated
Assets
Currents assets:
Cash and cash equivalents	$54	$(5	) 3(d)	$49
Accounts receivable, net	307			307
Natural gas in storage	56			56
Supplies and consumables inventory	56			56
Regulatory assets	84			84
Prepaid expenses	39			39
Derivative instruments	20			20
Other current assets	9			9
Total current assets	625	(5)		620

Property, plant and equipment, net	7,909			7,909
Intangible assets, net	64			64
Goodwill	1,196			1,196
Regulatory assets	468			468
Derivative instruments	68			68
Long-term investments	84	666	3(a), 3(b)	750
Deferred income taxes	77			77
Restricted cash	20			20
Other assets	22			22
Total assets	10,533	661		11,194

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	150			150
Accrued liabilities	351			351
Dividends payable	63			63
Regulatory liabilities	47			47
Long-term liabilities	16			16
Other long-term liabilities and deferred credits	58			58
Deferred income taxes	18			18
Other liabilities	4			4
Total current liabilities	707	0		707

Long-term liabilities	3,848	762	3(f)	4,610
Convertible Debentures	1			1
Regulatory liabilities	678			678
Deferred income taxes	500			500
Derivative instruments	69			69
Pension and other post-employment benefits	211			211
Other long-term liabilities	285			285
Preferred shares, Series C	17			17
	5,609	762		6,371

Redeemable non-controlling interest	52			52

Shareholders’ equity:
Preferred shares	214			214
Common shares	3,713			3,713
Additional paid-in capital	43			43
Deficit	(618)	(96	) 3(b)	(719)
		(5	) 3(d)
Accumulated other comprehensive income	57			57
	3,409	(101)		3,308

Non-controlling interest	756			756
Total stockholders’ equity	4,165	(101)		4,064

Total liabilities and shareholders equity	$10,533	$661		$11,194

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2017
(in millions of Canadian dollars)
	APUC	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
Regulated electricity distribution	$989			$989
Regulated gas distribution	493			493
Regulated water reclamation and distribution	182			182
Non-regulated energy sales	282			282
Other revenue	31			31
	1,977	.		1,977

Expenses
Operating	599			599
Regulated electricity purchased	288			288
Regulated gas purchased	185			185
Water purchases	12			12
Non-regulated energy purchased	25			25
Administrative expenses	65			65
Depreciation and amortization	326			326
	1,500	0		1,500

Operating income	477	0		477

Interest expense on long-term debt and others	185	26	3(f)	211
Interest expense on convertible debentures	17			17
Interest, dividend income and other income	(12)	(34	) 3(e)	(46)
Loss on long-term investments held at fair value	0	104	3(c)	104
Acquisition-related costs	63			63
Other losses	1			1
Gain on derivative financial instruments	(3)			(3)
	251	96		347

Earnings before income taxes	226	(96)		130
Income tax expense (recovery)
Current	10			10
Deferred	85	(7	) 3(g)	86
		8	3(g)

	95	1		96

Net earnings	131	(97)		34

Net effect of non-controlling interests	(62)	0		(62)

Net earnings attributable to Algonquin Power & Utilities Corp.	$193	$(97)		$96

Weighted average shares of common stock outstandind (in millions)
Basic	382,323			382,323
Diluted	385,986			385,986

Basic net earnings per share	0.48			0.22
Diluted net earnings per share	0.47			0.22

See accompanying notes to unaudited pro forma consolidated financial statements

1.	DESCRIPTION OF TRANSACTION

Effective March 9, 2018, Algonquin purchased a 25% equity interest in Atlantica (NASDAQ: AY) for a total purchase price of approximately U.S. $608 million, based on a price of U.S. $24.25 per ordinary share of Atlantica, plus a contingent payment of up to U.S. $0.60 per share, payable two years after closing, subject to certain conditions.  The 25% equity interest represents approximately 25 million ordinary shares.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

2.	BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements give effect to the 25% equity investment by Algonquin in Atlantica. The Company has elected the fair value option in ASC 825 – Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statement of operations. The Company has determined that the market price of Atlantica shares multiplied by the number of shares owned by the Company is the most relevant representation of fair value for the period presented in the pro forma consolidated financial statements.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Algonquin using the audited consolidated financial statements of Algonquin as of and for the year ended December 31, 2017.  The accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the Company’s audited consolidated financial statements as of December 31, 2017 and were prepared in accordance with accounting principles generally accepted in the United States. The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Company for the year ended December 31, 2017.

The accompanying unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2017 have been prepared on the basis that the transactions described above had occurred as of December 31, 2017 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017 in the case of the unaudited pro forma consolidated statement of operations. The pro forma adjustments as described in Note 3 are based upon currently available information and certain assumptions made.

The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transaction described above had been effected on the date indicated or the results which may be obtained in the future. The equity investment will reflect the fair value at the actual purchase date and each balance sheet date in the future which may differ materially from the valuation reflected herein.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)
The total purchase price of Atlantica was approximately U.S. $608 million; it was funded from the Company’s existing credit facilities. The purchase resulted in an increase in long-term investments of $762 million (U.S. $608 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545) and an increase in long-term debt of $762 million (see note 3(f) below) on the unaudited pro forma consolidated balance sheet.

b)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated balance sheet has been prepared on the basis that the transactions described above had occurred as of December 31, 2017. On December 31, 2017, the share price of Atlantica was   U.S. $21.21, resulting in an investment fair value of $667 million (U.S. $531 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545). The difference between the fair value as of December 31, 2017 and the purchase price of U.S. $608 million discussed in note 3(a) result in a loss of $96 million (U.S. $76 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545) which was reflected in deficit on the unaudited pro forma consolidated balance sheet.

c)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated statement of operations has been prepared on the basis that the transactions described above had occurred as of January 1, 2017. On January 1, 2017, the share price of Atlantica was         U.S. $19.35, resulting in an investment fair value of U.S. $485 million. The difference between the fair value as of January 1, 2017 and the purchase price of U.S. $608 million discussed in note 3(a) result in a loss of $165 million (U.S. $123 million converted at the January 1, 2017 USD to CAD exchange rate of 1.3435).  On December 31, 2017, the share price of Atlantica was           U.S. $21.21, resulting in an investment fair value of U.S. $531 million. The difference between the fair value as of December 31, 2017 and the fair value on January 1, 2017 result in a gain of $61 million (U.S. $46 million converted at the average rate for the year ended December 31, 2017 USD to CAD exchange rate of 1.2986). The net loss of $104 million is reflected on the unaudited pro forma consolidated statement of operations.

d)
Acquisition costs are estimated at approximately $5 million. Acquisition costs are composed of estimated investment banking associated with the completion of the Acquisition. These costs have been included as a pro forma adjustment to deficit on the unaudited pro forma consolidated balance sheet.

e)	Dividends were declared by Atlantica during 2017 as follows:
·	February 27, 2017 – U.S. $0.25 per share
·	May 12, 2017 – U.S. $0.25 per share
·	July 28, 2017 – U.S. $0.26 per share
·	November 10, 2017 – U.S. $0.29 per share
This would have resulted in dividend income of $34 million (U.S. $26 million converted at the USD to CAD exchange rates on the dates of declaration).

f)
The Company obtained funds for the acquisition from a term credit facility established on December 21, 2017 in the principal amount of U.S. $600 million for a term of one year. The remaining funds (U.S. $8) were obtained from cash on hand available through the Company’s existing credit facilities. This resulted in an increase to long-term debt $762 million (U.S. $608 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545).

The interest rate assumed on this debt is 3.25% per annum. The interest expense for the year-ended December 31, 2017 is $26 million (U.S. $20 million converted at the average USD to CAD exchange rate from for the year ended December 31, 2017 of 1.2986).

g)
The Canadian enacted tax rate is 26.5%. Only 50% of capital gains and losses are subject to tax such that the effective tax rate on capital gains and losses is 13.25%. Tax effects of the transactions described above were calculated using this enacted tax rate.